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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM 6-K

                       Report of Foreign Private Issuer

   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                   For the quarter ended September 30, 2002

                       Commission File Number 001-15190

                       Satyam Computer Services Limited
            (Exact name of Registrant as specified in its charter)

                                Not Applicable
                (Translation at Registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                           Satyam Technology Center
                             Bahadurpally Village
                              Qutbullapur Mandal,
                             R.R.District--500855
                           Hyderabad, Andra Pradesh
                                     India
                               (91) 40-309-7505
                   (Address of principal executive offices)

   Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [_].

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

   If "Yes" is marked, indicate below the file number assigned to registrant In connection with Rule 12g3-2(b). Not applicable.

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   The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772).

              Currency of Presentation and Certain Defined Terms

   Unless the context otherwise requires, references herein to "we," "us," the "company," "SAY" or "Satyam" are to Satyam Computer Services Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or the "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. We are a leading Indian information technology services company which is traded on the New York Stock Exchange under the symbol "SAY" as well as the major Indian stock exchanges. "Satyam" is a trademark owned by Satyam Computer Services. "Sify.com," "Sify," "SatyamOnline," "Satyam.Net," "satyamonline.com" and "Satyam iway" are trademarks used by our majority-owned subsidiary, Satyam Infoway Limited ("Infoway") for which Infoway has registration applications pending in India. All other trademarks or tradenames used in this Report on Form 6-K (the "Quarterly Report") are the property of their respective owners.

   In this Quarterly Report, references to "$", "Dollars" or "U.S. dollars" are to the legal currency of the United States, and references to "Rs.," "rupees" or "Indian rupees" are to the legal currency of India. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

   For your convenience, this Quarterly Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars contained in this Quarterly Report have been based on the noon buying rate in the City of New York on September 30, 2002 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on September 30, 2002 was Rs. 48.40 per $1.00.

   The International Data Corporation market data presented in this Quarterly Report shows International Data Corporation's estimates derived from a combination of vendor, user and other market sources and therefore may differ from numbers claimed by specific vendors using different market definitions or methods. There can be no assurance that the projected amounts will be achieved.

   Information contained in our websites, including our corporate website, www.satyam.com, is not part of this Quarterly Report.

                Forward-Looking Statements May Prove Inaccurate

   IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS" AND ELSEWHERE IN THIS QUARTERLY REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE OF THIS QUARTERLY REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

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                                    PART I

                             FINANCIAL INFORMATION

Item 1.  Financial Statements

   Please see Annex 1 for our U.S. GAAP Consolidated Financial Statements for the six months ended September 30, 2002.

Item 2.  Operating and Financial Review and Prospects

   The following discussion of the operating and financial review and prospects of company should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this document and the audited consolidated financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2002. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see "Risk Factors". We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

  Overview

   We are the fourth largest provider of IT services in India, based on the amount of export revenues generated during our fiscal year ended March 31, 2002. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, and engineering design services. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate eBusiness initiatives. We also have two main subsidiaries, Satyam Infoway Limited, or Infoway, which provides Internet services in India, and VisionCompass Inc., or VCI, which has developed and markets our software product, VisionCompass. Our total revenues increased by 9.9% to $222.6 million in the six months ended September 30, 2002 from $202.4 million in the six months ended September 30, 2001. As of September 30, 2002, we had 9,865 employees, whom we refer to as associates, worldwide as compared to 9,769 as of September 30, 2001.

   Our reportable operating segments consist of the following three businesses:

.. IT services. In our IT services business, we provide our customers the ability to meet all of their IT needs from one service provider. Our understanding of both existing computer systems and new Internet technologies allows us to assist our customers in the management and maintenance of existing systems and the development and integration of new technologies. Our eBusiness services include designing, developing, integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. We also assist our customers in making their existing computing systems accessible over the Internet. We offer our customers flexible delivery alternatives through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating on the customers' premises.

.. Internet services. Through our subsidiary, Infoway, we offer our corporate network/data services; consumer Internet access services; and online portal and content offerings. Our corporate network/data services division derives its revenues from dial-up and dedicated Internet access, electronic commerce, electronic data interchange, e-mail and other messaging services, virtual private networks, web hosting and web-based solutions. An important asset in this business is the quality and reach of our large IP network in India. Our consumer Internet access services division derives its revenues primarily from the "SatyamOnline" dial-up business and the "iway" public Internet access business. Infoway's ADSs trade on the NASDAQ National Market under the symbol "SIFY".

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      In October 2001, we announced our intention to explore alternatives in order to divest our interest in Infoway. As also announced in October, 2001, we have acquired Infoway's software services division with effect from January 1, 2002. The transaction was approved by stockholders of Infoway at an extraordinary general meeting held on February 28, 2002. This acquisition includes the purchase of specified tangible and intangible fixed assets, current assets and current liabilities of the division as well as the assignment of its continuing business in favour of the company. The objective of the acquisition is to permit us to concentrate on our core business of software services and to permit Infoway to concentrate on Internet services. The acquisition price of US$6.9 million has been paid to SIFY.

      Effective October 7, 2002, Infoway entered into definitive agreements with two investors in connection with a $20 million equity investment in Infoway. Under the agreements, (1) an affiliate of SOFTBANK Asia Infrastructure Fund (SAIF) will purchase approximately 7.56 million newly issued ADS for $13.0 million, or $1.72 per ADS, (2) VentureTech Solutions Private Ltd. (VentureTech) will purchase approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million, or $1.72 per equity share, and (3) VentureTech will be obligated to purchase an additional approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million, or $1.72 per equity share, prior to May 1, 2003. The transactions are expected to be completed by December 2002, subject to receipt of approval from Infoway's shareholders, Government of India approvals and the satisfaction of other closing conditions. Upon completion of these transactions, Infoway's number of outstanding equity shares will increase from 23.2 million to 34.8 million and the interest of Satyam Computer Services in Infoway will be reduced to approximately 35%. In connection with the completion of the financing, the parties anticipate entering into a shareholders agreement providing for, among other things, a Board of Directors comprised of nine directors to be nominated as follows:
   SAIF--two nominees; VentureTech--two nominees; Satyam Computer Services--two nominees; South Asia Regional Fund--one nominee; one independent nominee; and one nominee who shall be the Managing Director of Infoway. The shareholders agreement will also grant the investors consent rights with respect to specified corporate transactions. The securities proposed to be issued to SAIF and VentureTech have not been registered under the Securities Act of 1933, as amended, are being sold to non-U.S. persons in a private placement and may not be re-offered or re-sold except pursuant to a registration statement or an exemption from such registration requirements.

..   Software products.  Through our wholly owned subsidiary in the United
    States, VCI, we have developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. VCI's sales and marketing strategy will target Fortune 1000 companies in the manufacturing, professional services and telecommunications markets, utilizing both a direct sales force and select channel partners.

  Revenues

   Our IT services revenues (excluding inter-segment revenues, which are revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa) represented 90.8% and 92.0% of our total revenues in the six months ended September 30, 2001 and the six months ended September 30, 2002, respectively. These revenues increased by 11.4% to $204.7 million in the six months ended September 30, 2002 from $183.8 million in the six months ended September 30, 2001. Our revenues are generated principally from IT services provided on either a time-and-material or a fixed-price basis. Revenues from IT services provided on a time-and-material basis are recognized in the period that services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting when the work executed can be reasonably estimated and under the completed contract method of accounting when the work to complete cannot be reasonably estimated. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known. Although from time to time we have revised our project completion estimates, to date such revisions have not materially affected our reported revenues. Revenues from IT services (excluding inter-segment revenues) provided on a time-and-material basis represented 79.0% and

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71.0% of our IT services revenues in the six months ended September 30, 2001 and the six months ended September 30, 2002, respectively. Revenues from IT services (excluding inter-segment revenues) provided on a fixed-price basis represented 21.0% and 29.0% of our IT services revenues in the six months ended September 30, 2001 and the six months ended September 30, 2002, respectively.

   The following table represents our IT services revenues (excluding inter-segment revenues) by type of IT service offering for the periods indicated:

                                         Six months ended   Six months ended
           Type of IT service offering   September 30, 2001 September 30, 2002
           ---------------------------   ------------------ ------------------
                                         (in millions, except percentages)
           Software development......... $ 97.4     53.0%   $100.7     49.2%
           System maintenance...........   59.6     32.4      50.3     24.6
           Packaged software integration   18.2      9.9      43.5     21.2
           Engineering design services..    8.6      4.7      10.2      5.0
                                          ------    -----    ------   ------
              Total..................... $183.8    100.0%   $204.7   100.00%
                                          ======    =====    ======   ======

   We provide our IT services through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating at our customers' premises. Offshore IT services revenues consist of revenues from IT services work conducted in our offshore centers and onsite work conducted at customers' premises which is related to offshore work. Offshore IT services revenues do not include revenues from offsite centers or onsite work which is not related to any offshore work. We charge higher rates and incur higher compensation expenses for work performed by our onsite teams on a customers' premises or at our offsite centers as compared to work performed at our offshore centers in India. Services performed at our onsite teams or at our offsite centers typically generate higher revenues per capita but at a lower gross margin than the same amount of services performed at our offshore centers in India. Offshore IT services revenues (excluding inter-segment revenues) represented 54.1% and 44.8% of our IT services revenues in the six months ended September 30, 2001 and the six months ended September 30, 2002, respectively. Offsite and onsite IT services revenues (excluding inter-segment revenues) represented 45.9% and 55.2% of our IT services revenues in the six months ended September 30, 2001 and the six months ended September 30, 2002, respectively.

   IT services revenues and gross profits are affected by the rate at which associates are utilized. We calculate utilization rates monthly, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he or she works 157 hours per month. Utilization rates for IT services were 75.6% and 79.2% in the six months ended September 30, 2001 and the six months ended September 30, 2002, respectively. Utilization rates for IT services were 75.4% and 80.6%in the three months ended September 30, 2001 and the three months ended September 30, 2002, respectively. These utilization rates do not include training time for our associates.

   Revenues from Internet services are generated principally from corporate network and technology services, web-site design and development, sale of Internet access and banner advertisements and sponsorship contracts. Our Internet services revenues (excluding inter-segment revenues) represented 9.1% and 7.9% of our total revenues in the six months ended September 30, 2001 and the six months ended September 30, 2002, respectively. These revenues decreased by 5.5% to $17.5 million in the six months ended September 30, 2002 from 18.5 million in the six months ended September 30, 2001.

   Revenues from software products to date have been immaterial.

  Expenses

   Cost of revenues for IT services consists primarily of salary and other compensation and benefits, deferred stock based compensation expense, depreciation, data communications expenses, rents, computer maintenance,

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cost of software for internal use, and foreign travel expenses. Cost of revenues for Internet services consists primarily of recurring telecommunication costs necessary to provide Internet access to consumer and corporate network subscribers, personnel and operating expenses associated with customer support and network operations, travel expenses and third party software and hardware purchased for resale to corporate customers.

   Selling, general and administrative expenses consist of salary and other compensation and benefits, deferred stock based compensation expense, depreciation, sales and marketing expenses, telecommunications expenses, rent, repairs and maintenance, travelling expenses, power and fuel, professional charges, training and development and administrative expenses. Costs associated with the development of software products are classified under selling, general and administrative expenses and primarily consist of research and development expenditures and compensation and benefit expenses. We expect sales and marketing expenses to increase on a relative basis as we introduce our products commercially.

   Effective April 1, 2002, Satyam adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. Satyam is required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. As of September 30, 2002, no impairment of goodwill has been recognized. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

  Consolidation of Subsidiaries

   As of September 30, 2002, we had invested $5.0 million representing equity and other advances in Infoway, $26.0 million in VCI and $12.6 million in six of our other subsidiaries. Since their inception in December 1995 and January 1999, respectively, our subsidiaries Infoway and VCI have incurred significant operating losses and negative cash flows. As of September 30, 2002, the cumulative net losses incurred were $242.3 million by Infoway, $27.4 million by VCI and $10.1 million by our other subsidiaries.

   The results of Infoway, VCI and our other subsidiaries are reflected in our consolidated unaudited financial statements under U.S. GAAP. Infoway's and VCI's combined losses reduced our consolidated net income under U.S. GAAP by $9.1 million in the six months ended September 30, 2002 and Infoway's and VCI's combined net loss reduced our consolidated net income under U.S. GAAP by $73.6 million in the six months ended September 30, 2001.

  Equity in Earnings (Losses) of Associated Companies

   Associated companies are accounted for using the equity method. In July 2000, Infoway acquired a 25% stake in CricInfo Limited for a consideration of $37.5 million worth of Infoway's ADSs. The total goodwill from this acquisition amounted to $37.4 million, of which $4.3 million and $3.7 million has been amortized and charged to equity in earnings (losses) of associated companies net of taxes in fiscal 2001 and fiscal 2002, respectively. During the fiscal 2002 goodwill amounting to $21.4 million was impaired and charged to earnings.

   On October 5, 2001, Infoway entered into an agreement to subscribe for unsecured convertible loan notes (loan notes) to be issued by Cricinfo in an aggregate amount of up to GBP 1,600 to meet Cricinfo's short-medium term working capital requirements over the next year. These loan notes are redeemable on October 5, 2004. The subscription would be in tranches of such amounts and on such dates as would be agreed to in writing from time to time by Infoway and Cricinfo. The terms of the loan note instrument provide for the payment of interest on the principal amount at the rate of 8% per annum. In addition, Infoway shall be entitled at any time on giving 5 days notice to Cricinfo, to convert the principal amount of the loan notes into equity shares in Cricinfo based on a predetermined conversion formula. Infoway will not be obligated to subscribe for loan notes if it is satisfied that Cricinfo has not met certain agreed performance measures. At September 30, 2002 Infoway

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advanced loan notes aggregating to US$2.4 million. Conversion of these loan notes would increase the equity holding in Cricinfo from the current 25% to 91%. The accumulated losses of Cricinfo as of September 30, 2002 amounted to US$24.9 million. Infoway has assessed the carrying amount of goodwill of the affiliate in accordance with APB 18 and its accounting policies and impaired US$1.8 million during the six months ended September 30, 2002, retaining US$0.4 million as the carrying value as at September 30, 2002. The above agreement for loan notes does not give Infoway a majority voting interest or a controlling financial interest over the period of the loan notes. Further, Infoway has no current intention of converting the loans to equity. Therefore, Infoway's investment in Cricinfo continues to be accounted for as an equity investment. Infoway's original equity investment in Crincifo of US$37.5 million made in July 2000 has been written down to zero and subsequently 100% of the equity losses can be accounted for by Infoway on the basis of the guaranteed loan notes.

  Investment in Satyam GE Software Services Private Limited

   In accordance with the terms of our shareholders' agreement with GE Pacific (Mauritius) Ltd., or GEPL, our 50% interest in Satyam GE Software Services Private Limited has been transferred to GEPL for a sale price of US$4.0 million. The gain on this transaction amounted to $830 thousand and has been recognized in the statement of operations.

   On December 29, 2000, we entered into an agreement with Computer Associates International, Inc. to form an equally held joint venture company, CA Satyam ASP Private Ltd. The joint venture was formed in January 2001 in Mumbai, India. Under the agreement, Satyam and Computer Associates are to invest $1.5 million each in the joint venture. As of September 30, 2002, we had invested $1.0 million in CA Satyam.

  Deferred Stock based Compensation Expense

   In May 1998, we established our Associate Stock Option Plan (ASOP). Aspects of the ASOP differ significantly from typical U.S. stock option plans. We subsequently established the Satyam Associates Trust, or the Trust, to administer the ASOP, and issued to the Trust warrants to purchase 13.0 million equity shares. To give our associates the benefit of our stock split in September 1999, the Trust exercised its warrants to acquire our shares before the split using the proceeds from bank loans. The Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for issuance by the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate's length of service and performance. Upon vesting, employees have 30 days in which to exercise their warrants.

   Each warrant issued by the Trust currently entitles the associate holding the warrant to purchase 10 equity shares of our company at a price of Rs.450 ($9.32), plus an interest component associated with the loan the Trust assumed, for the conversion of the warrants it held. The interest component is computed based on a fixed vesting period and a fixed interest rate. This exercise price has been substantially below the market price of our shares at the time the warrants have been granted by the Trust. Neither we nor the Trust may increase the exercise price of the warrants. We account for the ASOP as a fixed plan option in accordance with Accounting Principles Board Opinion No. 25.

   Under U.S. GAAP, the difference between the exercise price and the market price on the date the warrants are granted to associates is required to be treated as a non-cash compensation charge and amortized over the vesting period of the equity shares underlying the warrants. Under U.S. GAAP, in the six months ended September 30, 2002, we recognized deferred stock based compensation of $(119) thousand and $0.9 million was amortized and charged to earnings, respectively. As of September 30, 2002, warrants (net of forfeited and cancelled warrants) to purchase 11,303,960 equity shares have been granted to associates pursuant to ASOP, and warrants to purchase 10,157,230 equity shares have been exercised. As of September 30, 2002, the Trust held warrants to purchase 1,696,040 equity shares which had not yet been granted to associates pursuant to the ASOP but are expected to be granted in the future.

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   In May 1999, the shareholders at our annual general meeting approved the
Associate Stock Option Plan B, or ASOP B for the grant of 13.0 million Equity shares. In June, 2001 the Shareholders at our Annual General Meeting approved the grant of further 15.7 million equity shares to this plan. The ASOP B is substantially similar to the ASOP and will be administered by a committee of our board of directors. Under U.S. GAAP, in six months ended September 30, 2002, we recognized deferred stock based compensation of $13 thousand and $6 thousand was amortized and charged to earnings, respectively. As of September 30, 2002, options (net of forfeited and cancelled) to purchase 10,644,859 equity shares have been granted to associates under this plan and warrants to purchase 1200 equity shares have been exercised. We expect that the exercise prices of options granted in the future under the ASOP B will generally not be less than the fair market value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants. We also account for the ASOP B as a fixed option plan.

   In May 1999, the shareholders at our annual general meeting approved the Associate Stock Option Plan ADR, or ASOP - ADR, pursuant to which we expect to periodically issue grants to eligible associates to purchase ADRs. As of September 30, 2002, warrants for 1,200,925 ADSs representing 2,401,850 equity shares (net of forfeited and cancelled) have been granted to associates under the ASOP ADR. The warrants issued under ASOP-ADR could be at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Board or any of its Committees of the ASOP (ADS). We account for the ASOP ADR as a fixed option plan. We expect that the exercise prices of options granted in the future under the plan will not be less than the fair market value of the underlying ADRs and therefore we do not expect to incur compensation expense with respect to those future grants.

   In fiscal 1999, Infoway established the IASOP. The IASOP is substantially similar to the ASOP and is administered by an employee welfare trust called the Infoway Trust. Infoway issued to the Infoway Trust warrants to purchase 825,000 equity shares of Rs.10 each in Infoway. In turn, the Infoway Trust from time to time grants to eligible associates warrants to purchase equity shares held by or reserved for issuance by the Infoway Trust. An associate must pay consideration of Re.1 per warrant to the Infoway Trust and each warrant entitles the associate-holder to purchase one equity share of Infoway at an exercise price decided by the board of directors. The board of directors has determined that in no event will the exercise price for warrants granted in the future be less than 90.0% of the market price of the shares on the NASDAQ National Market as of the grant date. The warrants and the shares received upon the exercise of warrants are subject to progressive vesting over a three year period from the date the warrants were issued to the associate. The exercise period for these warrants is 30 days from the vesting period. The warrants allotted and the underlying shares are not subject to any repurchase obligations by Infoway. We account for the IASOP as a fixed option plan.

   Under U.S. GAAP, in the six months ended September 30, 2001 and the six months ended September 30, 2002, Infoway recognized deferred stock based compensation of $9 thousand and $133 thousand; and $343 thousand and $345 thousand was amortized and charged to earnings, respectively. As of September 30, 2002, warrants (net of forfeited and cancelled warrants) to purchase 528,360 equity shares of Infoway have been granted to associates pursuant to its IASOP, and 200 warrants have been exercised. As of September 30, 2002, the Infoway Trust held warrants to purchase 296,640 equity shares of Infoway which had not yet been granted by the Infoway Trust to associates pursuant to its IASOP but are expected to be granted in the future.

   In April 2000, VCI established the VCI 2000 Stock Option Plan or VCI Plan. As of September 30, 2002, options (net of forfeited and cancelled options) to purchase 60,000 shares in VCI have been granted to associates pursuant to the VCI Plan, and no options have been exercised. As of September 30, 2002, 24,940,000 shares in VCI are reserved for issuance upon the exercise of options which had not been granted pursuant to the VCI Plan but are expected to be granted in the future. We account for the VCI Plan as a fixed option plan. The exercise prices of the prior options grants have been at fair value of the underlying shares. We expect that the exercise prices of options granted in the future under the plan will be equal to the fair value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants.

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  Principles of Currency Translation

   In the six months ended September 30, 2001 and the six months ended September 30, 2002, 83.5% and 79.3%, respectively, of our total revenues were generated in U.S. dollars. A majority of our expenses were incurred in Indian rupees and the balance was primarily incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, the Japanese yen, U.S. dollars, U.K. pounds sterling and Singapore dollars are the functional currency of our foreign subsidiaries located in Japan, the U.S., the U.K. and Singapore, respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders' equity.

   We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our results of operations will be affected to the extent the rupee exchange rate fluctuates.

  Results of Operations

   The following tables set forth selected operating data as value and as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:

                                                                Six months ended September 30,
                               -----------------------------------------------------------------------------------------------
                                                     2001                                            2002
                               -----------------------------------------------  ----------------------------------------------
                                  IT      Internet  Software Consoli-              IT     Internet  Software Consoli-
                               services   services  products  dation    Total   services  services  products  dation    Total
                               --------  ---------  -------- -------- --------  --------  --------  -------- -------- --------
                                                                        (in thousands)
Statement of Operations Data:
Revenues--external
 customers.................... $183,763  $  18,470  $   176       --  $202,409  $204,660  $ 17,538    $376       --   $222,574
Inter-segment revenue.........      287      1,774      142  $(2,203)       --        24       271     142     (437)        --
                               --------  ---------  -------  -------  --------  --------  --------    ----     ----   --------
      Total Revenues..........  184,050     20,244      318   (2,203)  202,409   204,684    17,809     518     (437)   222,574
Cost of revenues(1)...........   99,177     16,020      149   (2,061)  113,285   120,002    12,844      --     (295)   132,551
                               --------  ---------  -------  -------  --------  --------  --------    ----     ----   --------
Gross profit..................   84,873      4,224      169     (142)   89,124    84,682     4,965     518     (142)    90,023
Operating expenses:
   Selling, general and
    administrative
    expenses(2)...............   40,640     22,328    2,553     (142)   65,379    41,584    21,248     421     (142)    63,111
   Amortization of
    goodwill..................    2,182     12,428       --       --    14,610        --        --      --       --         --
   Impairment of
    goodwill..................       --     81,115       --       --    81,115        --        --      --       --         --
                               --------  ---------  -------  -------  --------  --------  --------    ----     ----   --------
      Total operating
       expenses...............   42,822    115,871    2,553     (142)  161,104    41,584    21,248     421     (142)    63,111
                               --------  ---------  -------  -------  --------  --------  --------    ----     ----   --------
Operating income (loss).......   42,051   (111,647)  (2,384)      --   (71,980)   43,098   (16,283)     97       --     26,912
Interest income...............    1,717        828       --       --     2,545     1,280       450      --       --      1,730
Interest expense..............   (2,394)       (93)      --       --    (2,487)     (319)     (168)     --       --       (487)
Other income..................    5,224        840       --       --     6,064    (1,457)      317      --       --     (1,140)
Other expenses................      (84)      (147)      --       --      (231)     (193)      (46)     --       --       (239)
                               --------  ---------  -------  -------  --------  --------  --------    ----     ----   --------
Income (loss) before income
 taxes, minority interest and
 equity in earnings (losses)
 of associated companies......   46,514   (110,219)  (2,384)      --   (66,089)   42,409   (15,730)     97       --     26,776
Income taxes..................   (3,283)        --       --       --    (3,283)   (4,235)      105      --       --     (4,130)
Minority interest.............       90     64,468       --       --    64,558       (12)    8,605      --       --      8,593
Equity in earnings (losses) of
 associated companies.........    1,249    (25,465)      --       --   (24,216)      309    (2,217)     --       --     (1,908)
                               --------  ---------  -------  -------  --------  --------  --------    ----     ----   --------
Net income (loss)............. $ 44,570  $ (71,216) $(2,384)      --  $(29,030) $ 38,471  $ (9,237)   $ 97       --   $ 29,331
                               ========  =========  =======  =======  ========  ========  ========    ====     ====   ========
Depreciation..................   11,229      7,665      298       --    19,192    13,097     5,369      53       --     18,518

--------
(1) Inclusive of Deferred Stock based Compensation expenses of $3,863 thousand for IT services and $121 thousand for Internet services in the six months ended September 30, 2001 and $504 thousand for IT services and $20 thousand for Internet services in the six months ended September 30, 2002
(2) Inclusive of Deferred Stock based Compensation expenses of $1,538 thousand for IT services and $222 thousand for Internet services in the six months ended September 30, 2001 and $404 thousand for IT services and $324 thousand for Internet services in the six months ended September 30, 2002.

                                                            Six months ended September 30,
                                    -----------------------------------------------------------------------------
                                                     2001                                    2002
                                    -------------------------------------   -------------------------------------
                                                Internet  Software                      Internet  Software
                                    IT services Services  products   Total  IT services Services  products  Total
                                    ----------- --------  --------  -----   ----------- --------  -------- ------
                                                                    (in thousands)
Statement of Operations Data:
Revenues--external customers.......     99.8%      91.2%     55.3%  100.0%     99.99%     98.48%    72.59% 100.00%
Inter-segment revenue..............      0.2        8.8      44.7      --       0.01       1.52     27.41
                                       -----     ------    ------   -----      -----     ------    ------  ------
      Total Revenues...............    100.0      100.0     100.0   100.0      100.0      100.0     100.0   100.0
Cost of revenues(1)................     53.9       79.1      46.9    56.0      58.63      72.12             59.55
                                       -----     ------    ------   -----      -----     ------    ------  ------
Gross profit.......................     46.1       20.9      53.1    44.0      41.37      27.88    100.00   40.45
Operating expenses:
   Selling, general and
    administrative expenses(2).....     22.1      110.3     802.8    32.3      20.32     119.31     81.27   28.36
   Amortization of goodwill........      1.2       61.4        --     7.2         --         --        --      --
   Impairment of goodwill..........       --      400.7        --    40.1         --         --        --      --
                                       -----     ------    ------   -----      -----     ------    ------  ------
      Total operating expenses.....     23.3      572.4     802.8    79.6      20.32     119.31     81.27   28.36
                                       -----     ------    ------   -----      -----     ------    ------  ------
Operating income (loss)............     22.8     (551.5)   (749.7)  (35.6)     21.05     (91.43)    18.73   12.09
Interest income....................      0.9        4.1        --     1.3       0.63       2.53              0.78
Interest expense...................     (1.3)      (0.5)       --    (1.2)     (0.16)     (0.94)            (0.22)
Other income.......................      2.8        4.1        --     3.0      (0.71)      1.78             (0.51)
Other expenses.....................       --       (0.7)       --    (0.1)     (0.09)     (0.26)            (0.11)
                                       -----     ------    ------   -----      -----     ------    ------  ------
Income (loss) before income taxes,
 minority interest and equity in
 earnings (losses) of associated
 companies.........................     25.3     (544.5)   (749.7)  (32.7)     20.72     (88.33)    18.73   12.03
Income taxes.......................     (1.8)        --        --    (1.6)     (2.07)      0.59             (1.86)
Minority interest..................       --      318.5        --    31.9      (0.01)     48.32              3.86
Equity in earnings (losses) of
 associated companies..............      0.7     (125.8)       --   (12.0)      0.15     (12.45)            (0.86)
                                       -----     ------    ------   -----      -----     ------    ------  ------
Net income (loss)..................     24.2%    (351.8)%  (749.7)% (14.3)%    18.80%    (51.87)%   18.73%  13.18%
                                       =====     ======    ======   =====      =====     ======    ======  ======
Depreciation.......................      6.1%      37.9%     93.7%    9.5%      6.40%     30.15%    10.19%   8.32%

--------
(1) Inclusive of Deferred Stock based Compensation expenses of $3,863 thousand for IT services and $121 thousand for Internet services in the six months ended September 30, 2001 and $504 thousand for IT services and $20 thousand for Internet services in the six months ended September 30, 2002
(2) Inclusive of Deferred Stock based Compensation expenses of $1,538 thousand for IT services and $222 thousand for Internet services in the six months ended September 30, 2001 and $404 thousand for IT services and $324 thousand for Internet services in the six months ended September 30, 2002.

Comparison of the six months ended September 30, 2002 and 2001

   Revenues. Revenues increased by 10.0% to $222.6 million in the six months ended September 30, 2002 from $202.4 million in the six months ended September 30, 2001. The revenue growth was a result of increases in revenues from IT services, which represented $204.7 million of revenues in the six months ended September 30, 2002 as compared to $183.8 million in the six months ended September 30, 2001. In the six months ended September 30, 2002, we derived 91.9% of our total revenues from IT services, 7.9% of our total revenues from Internet services and 0.2% of our total revenues from software products.

   During the six months ended September 30, 2002, we derived 71.5% of our revenues from the North America, 7.8% from India, 2.0% from Japan, 11.9% from Europe and the remaining 6.8% from other countries. During the six months ended September 30, 2001, we derived 71.5% of our revenues from the North America, 8.3% from India, 2.3% from Japan, 8.3% from Europe and the remaining 9.7% from other countries.

   Cost of revenues. Cost of revenues increased 17.0% to $132.6 million in the six months ended September 30, 2002 from $113.3 million in the six months ended September 30, 2001. This increase was attributable primarily to increases in associate compensation and benefits expenses, communication expenses and depreciation. Associate compensation and benefits expenses increased 38% to $93.7 million, or 42.1% of revenues, in the six months ended September 30, 2002 from $67.2 million, or 33.2% of revenues, in the six months ended September 30, 2001. Communication expenses increased 146.2% to $7.9 million, or 3.6% of revenues, in the six months ended September 30, 2002 from $3.2 million, or 1.6% of revenues, in the six months ended September 30, 2001. Depreciation increased 8% to $10.7 million, or 4.8% of revenues, in the six months ended September 30, 2002 from $9.9 million, or 4.9% of revenues, in the six months ended September 30, 2001. The increase in cost of revenues was partially offset by a decrease in deferred stock based compensation expense. Deferred stock based compensation expense decreased by 86.8% to $0.5 million, or 0.2% of revenues, in the six months ended September 30, 2002 from $4.0 million, or 2.0% of revenues, in the six months ended September 30, 2001. Inter-segment cost of revenues were $0.3 million in the six months ended September 30, 2002 as compared to $2.2 million in the six months ended September 30, 2001. Cost of revenues represented 59.6% of revenues in the six months ended September 30, 2002 and 56.0% in the six months ended September 30, 2001.

   Selling, general and administrative expenses. Selling, general and administrative expenses decreased 3.5% to $63.1 million in the six months ended September 30, 2002 from $65.4 million in the six months ended September 30, 2001. This decrease was a result primarily of decrease in associate compensation and benefits, marketing expenses and deferred stock based compensation expense. Compensation and benefits expenses decreased 6.2% to $19.8 million, or 8.9% of revenues, in the six months ended September 30, 2002 from $21.1 million, or 10.4% of revenues, in the six months ended September 30, 2001. Marketing expenses decreased 8.5% to $4.3 million, or 1.9% of revenues, in the six months ended September 30, 2002 from $4.7 million, or 2.3% of revenues, in the six months ended September 30, 2001. Deferred stock based compensation expense decreased 58.6% to $0.7 million, or 0.3% of revenues, in the six months ended September 30, 2002 from $1.8 million, or 0.9% of revenues, in the six months ended September 30, 2001. The decrease in selling, general and administrative expenses were partially offset by an increase in depreciation and traveling expenses. Depreciation expenses increased by 8.6% to $10.1 million, or 4.5% of revenues, in the six months ended September 30, 2002 from $9.3 million, or 4.6% of revenues, in the six months ended September 30, 2001. Traveling expenses increased by 25.1% to $5.8 million, or 2.6% of revenues, in the six months ended September 30, 2002 from $4.6 million, or 2.3% of revenues, in the six months ended September 30, 2001. Selling, general and administrative expenses represented 28.4% of revenues in the six months ended September 30, 2002 as compared to 32.3% of revenues in the six months ended September 30, 2001.

   Operating income. As a result of the foregoing, operating income was $26.9 million in the six months ended September 30, 2002 as compared to a loss of $72.0 million in the six months ended September 30, 2001. Excluding the amortization and impairment of goodwill and deferred stock based compensation expense, operating income would have been $28.2 million in the six months ended September 30, 2002 and $29.5 million in the six months ended September 30, 2001 and operating margin would have been 12.7% and 14.6% of total revenues in the six months ended September 30, 2002 and 2001, respectively.

   Interest income. Interest income decreased to $1.7 million in the six months ended September 30, 2002 from $2.5 million in the six months ended September 30, 2001.

   Interest expense. Interest expense decreased by 80.4% to $0.5 million in the six months ended September 30, 2002 from $2.5 million in the six months ended September 30, 2001 primarily on account of repayment of debt.

   Other expense. Other expenses increased to $1.4 million in the six months ended September 30, 2002 from other income gain of $5.8 million in the six months ended September 30, 2001. This decreased income was primarily attributable to foreign exchange losses. Gains on foreign exchange transactions decreased 140.4% to a loss of $2.1 million, or 1% of revenues, in the six months ended September 30, 2002 from a gain of $5.2 million, or 2.6% of revenues, in the six months ended September 30, 2001. The increase in other expenses was partially offset by a gain on the sale of shares in Satyam GE amounting to $0.9 million or 0.4% of revenues.

   Income taxes. Income taxes were $4.1 million in the six months ended September 30, 2002 as compared to $3.3 million in the six months ended September 30, 2001.

   Minority Interest. Minority interest decreased to $8.6 million in the six months ended September 30, 2002 from $64.6 million in the six months ended September 30, 2001.

   Equity in earnings (losses) of associated companies. Equity losses of associated companies were $1.9 million in the six months ended September 30, 2002 as compared to $24.2 million in the six months ended September 30, 2001.

   Net income/(loss). As a result of the foregoing, net income was $29.3 million in the six months ended September 30, 2002 as compared to net loss of $29.0 million in the six months ended September 30, 2001. Excluding the amortization and impairment of goodwill expense and Deferred Stock based Compensation expense, net income would have been $30.6 million in the six months ended September 30, 2002 and $72.4 million in the six months ended September 30, 2001 and net margin would have been 13.8% and 35.8% in the six months ended September 30, 2002 and 2001, respectively.

IT Services

   Revenues. IT services revenues (including inter-segment revenues) increased 11.2% to $204.7 million in the six months ended September 30, 2002 from $184.1 million in the six months ended September 30, 2001, of which $24 thousand and $0.3 million represented inter-segment revenues in the six months ended September 30, 2002 and 2001, respectively. All revenues discussed in this sub-section "Revenues" relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

   Our revenue growth primarily reflected the higher proportion of our service offerings that address packaged software integration. Revenues from eBusiness projects were $19.5 million, or 9.54%, of our revenues in the six months ended September 30, 2002 as compared to $26.8 million, or 14.6%, of our revenues in the six months ended September 30, 2001.

   During the six months ended September 30, 2002, we derived 76.4% of our revenues from the North America, 12.9% from Europe, 2.2% from Japan, 1.1% from India and the remaining 7.4% from the rest of the world. During the six months ended September 30, 2001, we derived 76.0% of our revenues from the North America, 9.1% from Europe, 2.6% from Japan, 2.1% from India and the remaining 10.2% from the rest of the world.

   For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the "Results of Operations" table above for an analysis of consolidation of the business segments.

   Cost of revenues. Cost of revenues increased 21.0% to $120 million in the six months ended September 30, 2002 from $99.2 million in the six months ended September 30, 2001. Cost of revenues represented 58.6% of revenues in the six months ended September 30, 2002 as compared to 53.9% in the six months ended September 30, 2001. The increase in cost of revenues was attributable primarily to an increase in associate compensation and benefits. Compensation and benefit expenses increased 41% to $92.7 million, or 45.3% of revenues in the six months ended September 30, 2002 from $65.7 million, or 35.7% of revenues, in the six months ended September 30, 2001. Deferred compensation expense decreased by 86.9% to $0.5 million, or 0.2% of revenues, in the six months ended September 30, 2002 from $3.9 million, or 2.1% of revenues, in the six months ended September 30, 2001.

   Selling, general and administrative expenses. Selling, general and administrative expenses increased 2.3% to $41.6 million in the six months ended September 30, 2002 from $40.6 million in the six months ended September 30, 2001. Selling, general and administrative expenses represented 20.3% of revenues in the six months ended September 30, 2002 as compared to 22.1% in the six months ended September 30, 2001. The increase in selling, general and administrative expenses as a percentage of revenues was attributable primarily to increased travel expenses and depreciation. Travel expenses increased by 60.6% to $5.3 million, or 2.6% of revenues, in the six months ended September 30, 2002 from $3.3 million, or 1.8% of revenues, in the six months ended September 30, 2001. Depreciation increased by 76.9% to $2.3 million, or 1.1% of revenues, in the six months ended September 30, 2002 from $1.3 million, or 0.7% of revenues, in the six months ended September 30, 2001. This increase was partially offset by a decrease in professional charges and marketing expenses. Professional charges decreased 58% to $3 million, or 1.5% of revenues, in the six months ended September 30, 2002 from $7 million, or 3.8% of revenues, in the six months ended September 30, 2001. Marketing expenses decreased 30.8% to $2.7 million, or 30.6% of revenues, in the six months ended September 30, 2002 from $3.9 million, or 2.1% of revenues, in the six months ended September 30, 2001.

   Operating income. As a result of the foregoing, operating income was $43.1 million in the six months ended September 30, 2002 as compared to $42.1 million in the six months ended September 30, 2001. Excluding the amortization of goodwill expense and Deferred Stock based Compensation expense, operating income would have been $44.0 million in the six months ended September 30, 2002 and $49.6 million in the six months ended September 30, 2001 and operating margin would have been 21.5% and 27.0% of revenues in the six months ended September 30, 2002 and 2001, respectively.

   Interest expense. Interest expense decreased to $0.3 million in the six months ended September 30, 2002 from $2.4 million in the six months ended September 30, 2001 primarily on account of repayment of debt.

   Income taxes. Income taxes were $4.2 million in the six months ended September 30, 2002 and $3.3 million in the six months ended September 30, 2001. The increase in income taxes was mainly the result of tax payable on the gain realized from the sale of our investment in Satyam GE Software Services Private Limited, although the tax on 10% of the STP profits in India was also partially offset by a reduction of the income tax the surcharge in India.

   Net income. As a result of the foregoing, net income was $38.5 million in the six months ended September 30, 2002 as compared to $44.6 million in the six months ended September 30, 2001. Excluding the amortization of goodwill expense and Deferred Stock based Compensation expense, net income would have been $39.4 million in the six months ended September 30, 2002 and $52.2 million in the six months ended September 30, 2001 and net margin would have been 19.2% and 28.3% in the six months ended September 30, 2002 and 2001, respectively.

Internet Services

   Revenues. Internet services revenues (including inter-segment revenues) decreased 12.0% to $17.8 million in the six months ended September 30, 2002 from $20.2 million in the six months ended September 30, 2001, of which inter-segment revenues were $270 thousand in the six months ended September 30, 2002 and $1.8 million in the six months ended September 30, 2001.

   Cost of revenues. Cost of revenues decreased 19.9% to $12.8 million in the six months ended September 30, 2002 from $16.0 million in the six months ended September 30, 2001. Cost of revenues represented 72.0% of Internet services revenues in the six months ended September 30, 2002 as compared to 79.1% in the six months ended September 30, 2001. The decrease in cost of revenues was attributable primarily to decreased compensation and benefit expenses. Compensation and benefit expenses decreased 74.4% to $1 million, or 5.4% of revenues, in the six months ended September 30, 2002 from $3.8 million, or 18.7% of revenues, in the six months ended September 30, 2001. The decrease was partially offset by an increase in communication expenses as a percentage of revenues. Communication expenses increased to 317% to $ 5.8 million, or 32.6% of revenues, in the six months ended September 30, 2002 from 6.9% of revenues, or $1.4 million, in the six months ended September 30, 2001.

   Selling, general and administrative expenses. Selling, general and administrative expenses were $21.2 million in the six months ended September 30, 2002 and $22.3 million in the six months ended September 30, 2001. Selling, general and administrative expense represented 119.3% of Internet services revenues in the six months ended September 30, 2002 as compared to 110.3% in the six months ended September 30, 2001.

   Operating income (loss). As a result of the foregoing, operating loss was $16.3 million in the six months ended September 30, 2002 and $111.6 million in the six months ended September 30, 2001. Excluding the amortization of goodwill and impairment expense and Deferred Stock based Compensation expense, operating loss would have been $15.9 million in the six months ended September 30, 2002 and $17.8 million in the six months ended September 30, 2001.

   Minority Interest. Minority interest decreased to $8.6 million in the six months ended September 30, 2002 from $64.5 million in the six months ended September 30, 2001.

   Equity in earnings (losses) of associated companies. Equity losses of associated companies were $2.2 million in the six months ended September 30, 2002 as compared $25.5 million in the six months ended September 30, 2001. This decrease was primarily due to amortization and impairment of goodwill associated with Infoway's investment in CricInfo Limited in the six months ended September 30, 2001. The carrying value of Infoway's investment in CricInfo was assessed for impairment as of September 30, 2001. Based on the original methodology and expectations at the time of this acquisition, coupled with adverse market conditions, the carrying value of goodwill which forms part of investment in Cricinfo was impaired and has been charged to the statement of operations.

   Net income/(loss). As a result of the foregoing, net loss was $9.2 million in the six months ended September 30, 2002 from $71.2 million in the six months ended September 30, 2001. Excluding the amortization of goodwill and impairment expense and deferred stock based compensation expense, net income would have been $8.9 million in the six months ended September 30, 2002 and a net loss of $22.7 million in the six months ended September 30, 2001.

Software Products

   VCI has generated revenues of $0.5 million of which $142 thousand was from intersegment revenues. Net income in the six months ended September 30, 2002 was $96 thousand as compared to net loss of $(2.4) million in the six months ended September 30, 2001.

Results of Operations

   The following tables set forth selected operating data as value and as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:

                                                      Three months ended September 30,
                        --------------------------------------------------------------------------------------------
                                             2001                                           2002
                        ---------------------------------------------  ---------------------------------------------
                           IT    Internet  Software Consoli-              IT     Internet Software Consoli-
                        services services  products  dation    Total   services  services products  dation    Total
                        -------- --------  -------- -------- --------  --------  -------- -------- -------- --------
                                                               (in thousands)
Statement of
 Operations Data:
Revenues--external
 customers............. $92,659  $  9,847   $ 176        --  $102,682  $106,799  $ 9,317    $188       --   $116,304
Inter-segment revenue..     161       895      71   $(1,127)       --        19      233      71     (323)        --
                        -------  --------   -----   -------  --------  --------  -------    ----     ----   --------
   Total Revenues......  92,820    10,742     247    (1,127)  102,682   106,818    9,550     259     (323)   116,304
Cost of revenues(1)....  49,127     8,189      78    (1,056)   56,338    61,918    6,462      --     (252)    68,128
                        -------  --------   -----   -------  --------  --------  -------    ----     ----   --------
Gross profit...........  43,693     2,553     169       (71)   46,344    44,900    3,088     259      (71)    48,176
Operating expenses:
  Selling, general and
   administrative
   expenses(2).........  21,177    10,980     748       (71)   32,834    23,238   11,899     193      (71)    35,259
  Amortization of
   goodwill............   1,086     6,185      --        --     7,271        --       --      --       --         --
  Impairment of
   goodwill............      --    81,115      --        --    81,115        --       --      --       --         --
                        -------  --------   -----   -------  --------  --------  -------    ----     ----   --------
   Total operating
    expenses...........  22,263    98,280     748       (71)  121,220    23,238   11,899     193      (71)    35,259
                        -------  --------   -----   -------  --------  --------  -------    ----     ----   --------
Operating income
 (loss)................  21,430   (95,727)   (579)       --   (74,876)   21,662   (8,811)     66       --     12,917
Interest income........   1,051       345      --        --     1,396       646      210      --       --        856
Interest expense.......    (330)       (2)     --        --      (332)     (161)     (50)     --       --       (211)
Other income...........   4,072       403      --        --     4,475    (2,367)      75      --       --     (2,292)
Other expenses.........     (59)     (113)     --        --      (172)     (178)     (51)     --       --       (229)
                        -------  --------   -----   -------  --------  --------  -------    ----     ----   --------
Income (loss) before
 income taxes, minority
 interest and equity in
 earnings (losses) of
 associated
 companies.............  26,164   (95,094)   (579)       --   (69,509)   19,602   (8,627)     66       --     11,041
Income taxes...........  (2,113)       --      --        --    (2,113)   (1,904)      21      --       --     (1,883)
Minority interest......      22    56,268      --        --    56,290        (7)   4,341      --       --      4,334
Equity in earnings
 (losses) of associated
 companies.............   1,063   (23,370)     --        --   (22,307)       15     (295)     --       --       (280)
                        -------  --------   -----   -------  --------  --------  -------    ----     ----   --------
Net income (loss)...... $25,136  $(62,196)  $(579)       --  $(37,639) $ 17,706  $(4,560)   $ 66       --   $ 13,212
                        =======  ========   =====   =======  ========  ========  =======    ====     ====   ========
Depreciation...........   6,300     4,629     146        --    11,075     6,537    2,718      24       --      9,278

--------
(1) Inclusive of deferred stock compensation expenses of $1,730 thousand for IT services and $ Nil for Internet services in the three months ended September 30, 2001 and $230 thousand for IT services and $20 thousand for Internet services in the three months ended September 30, 2002.
(2) Inclusive of deferred stock compensation expenses of $745 thousand for IT services and $(37) thousand for Internet services in the three months ended September 30, 2001 and $195 thousand for IT services and $189 thousand for Internet services in the three months ended September 30, 2002.

                                                          Three months ended September 30,
                                    ----------------------------------------------------------------------------
                                                     2001                                   2002
                                    ------------------------------------   -------------------------------------
                                                Internet  Software                     Internet  Software
                                    IT services Services  products  Total  IT services Services  products  Total
                                    ----------- --------  -------- -----   ----------- --------  -------- ------
                                                                   (in thousands)
Statement of Operations Data:
Revenues--external customers.......     99.8%      91.7%     71.3% 100.0%     99.98%     97.56%    72.59% 100.00%
Inter-segment revenue..............      0.2        8.3      28.7     --       0.02       2.44     27.41      --
                                       -----     ------    ------  -----     ------     ------    ------  ------
      Total Revenues...............    100.0      100.0     100.0  100.0     100.00     100.00    100.00  100.00
Cost of revenues(1)................     52.9       76.2      31.6   54.9      57.97      67.66        --   58.58
                                       -----     ------    ------  -----     ------     ------    ------  ------
Gross profit.......................     47.1       23.8      68.4   45.1      42.03      32.34    100.00   41.42
Operating expenses:
   Selling, general and
    administrative expenses(2).....     22.8      102.2     302.8   32.0      21.75     124.60     74.52   30.32
   Amortization of goodwill........      1.2       57.6        --    7.1         --         --        --      --
   Impairment of goodwill..........       --      755.1        --   79.0         --         --        --      --
                                       -----     ------    ------  -----     ------     ------    ------  ------
      Total operating expenses.....     24.0      914.9     302.8  118.1      21.75     124.60     74.52   30.32
                                       -----     ------    ------  -----     ------     ------    ------  ------
Operating income (loss)............     23.1     (891.1)   (234.4) (72.9)     20.28     (92.26)    25.48   11.11
Interest income....................      1.1        3.2        --    1.4       0.60       2.20        --    0.74
Interest expense...................     (0.4)        --        --   (0.3)     (0.15)     (0.52)       --   (0.18)
Other income.......................      4.4        3.8        --    4.4      (2.22)      0.79        --   (1.97)
Other expenses.....................     (0.1)      (1.1)       --   (0.2)     (0.17)     (0.53)       --   (0.20)
                                       -----     ------    ------  -----     ------     ------    ------  ------
Income (loss) before income taxes,
 minority interest and equity in
 earnings (losses) of associated
 companies.........................     28.2     (885.3)   (234.4) (67.7)     18.35     (90.34)    25.48    9.49
Income taxes.......................     (2.3)        --        --   (2.1)     (1.78)      0.22        --   (1.62)
Minority interest..................       --      523.8        --   54.8      (0.01)     45.46        --    3.73
Equity in earnings (losses) of
 associated companies..............      1.1     (217.6)       --  (21.7)      0.01      (3.09)       --   (0.24)
                                       -----     ------    ------  -----     ------     ------    ------  ------
Net income (loss)..................     27.1%    (579.0)%  (234.4) (36.7)%    16.58%    (47.75)%   25.48%  11.36%
                                       =====     ======    ======  =====     ======     ======    ======  ======
Depreciation.......................      6.8%      43.1%     59.1%  10.8%      6.12%     28.46%     9.21%   7.98%

--------
(1) Inclusive of deferred stock compensation expenses of $1,730 thousand for IT services and $ Nil for Internet services in the three months ended September 30, 2001 and $230 thousand for IT services in the three months ended September 30, 2002.
(2) Inclusive of deferred stock compensation expenses of $745 thousand for IT services and $(37) thousand for Internet services in the three months ended September 30, 2001 and $195 thousand for IT services and $189 thousand for Internet services in the three months ended September 30, 2002.

Comparison of the three months ended September 30, 2002 and 2001

   Revenues. Revenues increased by 13.27% to $116.3 million in the three months ended September 30, 2002 from $102.3 million in the three months ended September 30, 2001. The revenue growth was a result of increases in revenues from IT services, which represented $106.8 million of revenues in the three months ended September 30, 2002 as compared to $92.7 million in the three months ended September 30, 2001. In the three months ended September 30, 2002, we derived 91.8% of our total revenues from IT services, 8.0% of our total revenues from Internet services and 0.2% of our total revenues from software products.

   During the three months ended September 30, 2002, we derived 70.2% of our revenues from the North America, 8.4% from India, 2.0% from Japan, 12.7% from Europe and the remaining 6.7% from other countries. During the three months ended September 30, 2001, we derived 72.6% of our revenues from the North America, 8.2% from India, 1.9% from Japan, 8.9% from Europe and the remaining 8.4% from rest of the world.

   Cost of revenues. Cost of revenues increased 20.9% to $68.1 million in the three months ended September 30, 2002 from $56.3 million in the three months ended September 30, 2001. Inter-segment cost of revenues were $252 thousand in the three months ended September 30, 2002 as compared to $1.1 million in the three months ended September 30, 2001. Cost of revenues represented 58.6% of revenues in the three months ended September 30, 2002 and 54.9% in the three months ended September 30, 2001.

   Selling, general and administrative expenses. Selling, general and administrative expenses increased 7.39% to $35.3 million in the three months ended September 30, 2002 from $32.8 million in the three months ended September 30, 2001. Selling, general and administrative expenses represented 30.3% of revenues in the three months ended September 30, 2002 as compared to 32.0% of revenues in the three months ended September 30, 2001.

   Operating income. As a result of the foregoing, operating income was $12.9 million in the three months ended September 30, 2002 as compared to operating loss of $74.9 million in the three months ended September 30, 2001. Excluding the amortization and impairment of goodwill and deferred stock based compensation expense, operating income would have been $13.6 million in the three months ended September 30, 2002 and $15.9 million in the three months ended September 30, 2001 and operating margin would have been 11.7% and 15.5% of total revenues in the three months ended September 30, 2002 and 2001, respectively.

   Interest income. Interest income decreased to $0.9 million in the three months ended September 30, 2002 from $1.4 million in the three months ended September 30, 2001.

   Interest expense. Interest expense decreased by 36.5% to $211 thousand in the three months ended September 30, 2002 from $332 thousand in the three months ended September 30, 2001 primarily on account of repayment of debt.

   Other income/expenses. Other expenses increased to $2.5 million in the three months ended September 30, 2002 from other income gain of $4.3 million in the three months ended September 30, 2001. This increase was primarily attributable to foreign exchange losses. Gains on foreign exchange transactions decreased 390.91% to a loss of $3.2 million, or 2.8% of revenues, in the three months ended September 30, 2002 from a gain of $5.1 million, or 1.05% of revenues, in the three months ended September 30, 2001. The decrease in other income, net was partially offset by a gain on the sale of shares in Satyam GE amounting to $0.9 million, or 0.4% of revenues.

   Income taxes. Income taxes were $1.9 million in the three months ended September 30, 2002 as compared to $2.1 million in the three months ended September 30, 2001. The decrease in income taxes is on account of the reduction in the surcharge on Income Tax in India partially offset by the provision for tax payable on the gain realized from the sale of investment in Satyam GE Software Services Private Limited and the tax on 10% of the STP profits in India.

   Minority Interest. Minority interest decreased to $4.3 million in the three months ended September 30, 2002 from $56.3 million in the three months ended September 30, 2001.

   Equity in earnings (losses) of associated companies. Equity losses of associated companies were $280 thousand in the three months ended September 30, 2002 as compared to $22.3 million in the three months ended September 30, 2001. This decrease was primarily due to amortization and impairment of goodwill associated with Infoway's investment in CricInfo in the three months ended September 30, 2001. The carrying value of Infoway's investment in CricInfo was assessed for impairment as of September 30, 2001. Based on the original methodology and expectations at the time of acquisition, coupled with adverse market conditions, the carrying value of goodwill which forms part of investment in Cricinfo was impaired and has been charged to the statement of operations.

   Net income. As a result of the foregoing, net income was $13.2 million in the three months ended September 30, 2002 as compared to net loss of $37.6 million in the three months ended September 30, 2001.

Excluding the amortization and impairment of goodwill expense and deferred stock based compensation expense, net income would have been $13.8 million in the three months ended September 30, 2002 and $53.2 million in the three months ended September 30, 2001 and net margin would have been 11.9% and 51.8% in the three months ended September 30, 2002 and 2001, respectively.

IT Services

   Revenues. IT services revenues (including inter-segment revenues) increased 15.1% to $106.8 million in the three months ended September 30, 2002 from $92.8 million in the three months ended September 30, 2001, of which $19 thousand and $0.2 million represented inter-segment revenues in the three months ended September 30, 2002 and 2001, respectively. All revenues discussed in this sub-section "Revenues" relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

   Our revenue growth primarily reflected the higher proportion of our service offerings that address packaged software integration. Revenues from eBusiness projects were $10.6 million, or 9.9%, of our revenues in the three months ended September 30, 2002 as compared to $8.9 million, or 9.7%, of our revenues in the three months ended September 30, 2001.

   During the three months ended September 30, 2002, we derived 75.5% of our revenues from the North America, 13.8% from Europe, 2.2% from Japan, 1.3% from India and the remaining 7.2% from the rest of the world. During the three months ended September 30, 2001, we derived 77.7% of our revenues from the United States, 9.9% from Europe, 2.1% from Japan, 1.6% from India and the remaining 8.7% from the rest of the world.

   For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the "Results of Operations" table above for an analysis of consolidation of the business segments.

   Cost of revenues. Cost of revenues increased 26.0% to $61.9 million in the three months ended September 30, 2002 from $49.1 million in the three months ended September 30, 2001. Cost of revenues represented 58.0% of revenues in the three months ended September 30, 2002 as compared to 52.9% in the three months ended September 30, 2001. The increase in cost of revenues was attributable primarily to an increase in associate compensation and benefits.

   Selling, general and administrative expenses. Selling, general and administrative expenses increased 9.7% to $23.2 million in the three months ended September 30, 2002 from $21.2 million in the three months ended September 30, 2001. Selling, general and administrative expenses represented 21.8% of revenues in the three months ended September 30, 2002 as compared to 22.8% in the three months ended September 30, 2001.

   Operating income. As a result of the foregoing, operating income was $21.6 million in the three months ended September 30, 2002 as compared to $21.4 million in the three months ended September 30, 2001. Excluding the amortization of goodwill expense and deferred stock based compensation expense, operating income would have been $22.1 million in the three months ended September 30, 2002 and $25.0 million in the three months ended September 30, 2001 and operating margin would have been 20.7% and 26.9% of revenues in the three months ended September 30, 2002 and 2001, respectively.

   Interest expense. Interest expense decreased to $161 thousand in the three months ended September 30, 2002 from $332 thousand in the three months ended September 30, 2001 primarily on account of repayment of debt.

   Income taxes. Income taxes were $1.9 million in the three months ended September 30, 2002 and $2.1 million in the three months ended September 30, 2001. The increase in income taxes is mainly on account of provision for foreign taxes payable overseas by offsite and onsite centers, principally in the United States.

   Net income. As a result of the foregoing, net income was $17.7 million in the three months ended September 30, 2002 as compared to $25.1 million in the three months ended September 30, 2001. Excluding the amortization of goodwill expense and deferred stock based compensation expense, net income would have been $18.1 million in the three months ended September 30, 2002 and $28.7 million in the three months ended September 30, 2001 and net margin would have been 17.0% and 30.9% in the three months ended September 30, 2002 and 2001, respectively.

Internet Services

   Revenues. Internet services revenues (including inter-segment revenues) decreased 11.1% to $9.6 million in the three months ended September 30, 2002 from $10.7 million in the three months ended September 30, 2001, of which inter-segment revenues were $233 thousand in the three months ended September 30, 2002 and $895 thousand in the three months ended September 30, 2001.

   Cost of revenues. Cost of revenues decreased 21.1% to $6.4 million in the three months ended September 30, 2002 from $8.2 million in the three months ended September 30, 2001. Cost of revenues represented 67.5% of Internet services revenues in the three months ended September 30, 2002 as compared to 76.2% in the three months ended September 30, 2001.

   Selling, general and administrative expenses. Selling, general and administrative expenses were $11.9 million in the three months ended September 30, 2002 and $11.0 million in the three months ended September 30, 2001. Selling, general and administrative expense represented 124.6% of Internet services revenues in the three months ended September 30, 2002 as compared to 102.2% in the three months ended September 30, 2001.

   Operating income (loss). As a result of the foregoing, operating loss was $8.8 million in the three months ended September 30, 2002 and $95.7 million in the three months ended September 30, 2001. Excluding the amortization of goodwill and impairment expense and deferred stock based compensation expense, operating loss would have been $8.6 million in the three months ended September 30, 2002 and $8.5 million in the three months ended September 30, 2001.

   Minority Interest. Minority interest decreased to $4.3 million in the three months ended September 30, 2002 from $56.3 million in the three months ended September 30, 2001.

   Equity in earnings (losses) of associated companies. Equity losses of associated companies were $0.3 million in the three months ended September 30, 2002 as compared $23.4 million in the three months ended September 30, 2001.

   Net income (loss). As a result of the foregoing, net loss was $4.5 million in the three months ended September 30, 2002 from $62.2 million in the three months ended September 30, 2001. Excluding the amortization of goodwill and impairment expense and deferred stock based compensation expense, net loss would have been $4.3 million in the three months ended September 30, 2002 and net income would have been $25.1 million in the three months ended September 30, 2001.

Software Products

   VCI has generated revenues of $259 thousand of which $71 thousand was from inter segment revenues. Net income in the three months ended September 30, 2002 was $66 thousand as compared to net loss of $620 thousand in the three months ended September 30, 2001.

Liquidity and Capital Resources

   Net cash provided by (used in) operating activities. Net cash provided by operating activities was $40.8 million in the six months ended September 30, 2002 and was $55.4 million in the six months ended September 30, 2001.

   In the six months ended September 30, 2002, non-cash adjustments to reconcile the $29.3 million net income to net cash provided by operating activities consisted primarily of depreciation and amortization including impairment of goodwill of $20.9 million. In the six months ended September 30, 2001, non-cash adjustments to reconcile the $29.0 million net loss to net cash provided by operating activities consisted primarily of deferred stock compensation expenses of $5.7 million and depreciation and amortization including impairment of goodwill of $115.0 million.

   Net cash used in investing activities. Net cash used in investing activities was $2.0 million and $16.8 million in the six months ended September 30, 2002 and 2001, respectively. Net cash used in investing activities in the six months ended September 30, 2002 was primarily related to purchases of premises and equipment of $3.8 million. Net cash used in investing activities was primarily related to purchases of premises and equipment of $14.8 million in the six months ended September 30, 2001.

   Net cash provided by (used in) financing activities. Net cash used in financing activities was $6.2 million in the six months ended September 30, 2002 comprises primarily of $4.5 million for payment of dividend. Net cash provided by financing activities was $117.5 million in the six months ended September 30, 2001, comprised primarily proceeds of ADS offering. We financed our expansion primarily through income from operations in the six months ended September 30, 2002 and through capital raising activities in the six months ended September 30, 2001.

   In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $152.7 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of October 31, 2002, approximately $64.3 million of these proceeds have been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries and others ($10.6 million); development of facilities and infrastructure ($7.2 million) and working capital and general corporate purposes ($19.6 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to invest in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

   As of September 30, 2002, we had $278.1 million in cash and cash equivalents (of which $9.1 million was held by Infoway and therefore is not accessible to us), $3.6 million in secured rupee denominated loans of Satyam Associate Trust and $1.5 million rupee denominated other outstanding loans.

   The following table describes our outstanding credit facilities as at September 30, 2002.

                                                          Amount        Interest       Computation
Loan Type                                  Lenders      Outstanding    (per annum)       Method
---------                             ----------------- ----------- ------------------ -----------
                                                             (in thousands)
Rupee Loan of Satyam Associates Trust Citibank N.A. and   $3,616       13.0% to 14.25%  Variable
                                         ICICI Bank
Other loans..........................  Various parties     1,524    different interest  Fixed
                                                                          rates
      Total......................................         $5,140

   We expect Infoway to continue incurring losses in the near future. Based upon Infoway's present business and funding plans and a May 2001 government policy change that increased the permissible foreign ownership in certain internet service providers, including Infoway, from 49.0% to 74.0%, we believe that Infoway's cash and cash equivalents of $9.1 million as of September 30, 2002 and, if necessary, other resources believed to be available, are sufficient to meet its currently known requirements through March 31, 2003, and we do not expect to have to provide it with any funds. In light of the highly dynamic nature of Infoway's business, however, we cannot assure you that its capital requirements and sources will not change significantly in the future or whether or not it may seek future financial support from us.

   We anticipate capital expenditures of approximately $40.0 million during fiscal 2003, principally to finance construction of new facilities in our offshore centres; expand facilities in offshore centers in India and establish offsite centers outside India. We believe that existing cash and cash equivalents, net proceeds from our May 2001 ADS offering and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. After fiscal 2003, we may require additional financing to fund our working capital and capital expenditure requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

   In order to provide further financial flexibility, Infoway is actively investigating opportunities to raise additional capital, which could be in the form of debt, equity, or a combination. Infoway's ability to raise funds through the sale of equity is limited by foreign ownership restrictions imposed on it by Indian law and the terms of its Internet service provider license. Government of India policies previously limited the total foreign equity in an Internet service provider to 49%. In May 2001, the Department of Commerce and Industry increased the limit on foreign direct investment for Internet companies, such as Infoway, from 49% to 74%. Infoway's license was reissued in April 2002, increasing the maximum permitted level of foreign equity investment in Infoway to 74% and also permitting Infoway to provide Internet telephony, subject to the terms of operation as detailed in the license. If additional funds are raised through the issuance of equity or convertible debt securities, including in connection with the proposed transaction with SAIF and Venture Tech, the percentage ownership of Infoway's stockholders and the holders of its ADSs will be reduced and these securities may have rights, preferences or privileges senior to those of Infoway's stockholders and the holders of its ADSs. We cannot assure you that additional financing will be available on terms favorable to Infoway, at all. If adequate funds are not available on acceptable terms, Infoway's ability to fund and expand its operations, take advantage of unanticipated opportunities, develop or enhance Internet content, features or services, or otherwise respond to competitive pressures will be significantly limited. Infoway's business, results of operations and financial condition could be materially adversely affected by any such limitation.

   The following table sets forth our contractual obligations and commitments to make future payments as of September 30, 2002. The following table does not give effect to the issuance of our convertible notes and excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in normal course of operations.

                                            As of September 30, 2002, Payments due
                                    -------------------------------------------------------
                                    within 1 year 2-3 years 4-5 years after 5 years  Total
                                    ------------- --------- --------- ------------- -------
                                                          (thousands)
Long term debt.....................    $ 3,208      1,932       --          --      $ 5,140
Operating leases...................        201        200      377         279        1,057
Unconditional purchase obligations:
   Other commercial commitments....      3,316         --       --          --        3,316
   Bank guarantees.................      2,699      2,826      170          --        5,695
   Letters of credit...............        697         --       --          --          697
Total contractual cash obligations.     10,121      4,958      547         279       15,905

   In April 2001, following the completion of the latest version of VisionCompass, we decided to restructure VCI by reducing product development and general and administrative expenses. As part of the restructuring, the services of approximately forty personnel, including the Chief Executive Officer, Dr. Robert Bismuth, were terminated. As of September 30, 2002, VCI has 5 employees.

   Following the restructuring, VCI put in place a business development plan. VCI recorded revenues of $0.5 million in the six months ended September 30, 2002.

Income Tax Matters

   As of September 30, 2002, we had an operating loss carry forward of approximately $36.6 million for tax purposes including valuation allowance. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.

   The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 5.0% surcharge resulting in an effective tax rate of 36.8%. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) a deduction from payment of Indian corporate taxes to the extent of 90% of the profits derived from export of software from software development facilities designated as "Software Technology Parks" ("STP units") upto 2010; and (ii) a tax deduction of 50% of profits from exporting computer software progressively reduced to nil by the year 2004-05. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. However, Satyam Computer
Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.

Effects of Inflation

   Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation in the recent past.

   Under Infoway's Internet service provider license, Infoway is given the right to establish the prices it charges to its subscribers, as determined by market forces. However, under the conditions of Infoway's license, the Telecom Regulatory Authority of India, or TRAI, may review and fix the prices Infoway charges its subscribers at any time. If the TRAI were to fix prices for the internet service provider services Infoway provides, Infoway might not be able to increase the prices it charges its subscribers to mitigate the impact of inflation, which could seriously harm Infoway's business.

Impact of Recently Issued Accounting Pronouncements

   In April 2002, the Financial Accounting Standards Board (FASB) issued FASB Statement (SFAS) No. 145 Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, as well as SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Statement also amended other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS No. 145 will be adopted during fiscal year 2003. We do not anticipate that adoption of this statement will have a material impact on our consolidated balance sheets or consolidated statements of operations.

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   In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal
Activities (SFAS No. 146), SFAS No. 146 addresses significant issues regarding the recognition measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The scope of SFAS No. 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. We are required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS No.
146. The effect-on-adoption of SFAS No. 146 will change on a prospective basis the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred. We do not anticipate that the adoption of this statement will have a material impact on our consolidated balance sheet or statement of operations.

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

                                 RISK FACTORS

   Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this Quarterly Report, before you decide to buy our ADSs. If any of the following risks actually occur, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Our Overall Operations

  Any inability to manage our rapid growth could disrupt our business and reduce our profitability.

   We have experienced significant growth in recent periods. Our total revenues increased 9.96% in the six months ended September 30, 2002 as compared to the six months ended September 30, 2001. As of September 30, 2002, we had 9865 employees, whom we refer to as associates, worldwide as compared to 9769 associates as of September 30, 2001. We expect our growth to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

  . recruiting and retaining sufficiently skilled technical, marketing and management personnel;

  . providing adequate training and supervision to maintain our high quality standards; and

  .   preserving our culture and values and our entrepreneurial environment.

   Our inability to manage our growth effectively could disrupt our business and reduce our profitability.

   Our subsidiaries may continue to experience losses and negative cash flows.

   As of October 31, 2002, we owned 52.5% of the equity shares of Infoway and 100.0% of the equity shares of VCI. Since their inception in December 1995 and January 1999, respectively, our subsidiaries Infoway and VCI have incurred significant operating losses and negative cash flows. As of September 30, 2002, the cumulative net losses incurred by Infoway were $242.3 million and by VCI were $27.4 million. We cannot assure you that the operating losses or negative cash flows of Infoway and VCI will not continue or increase in the future or that Infoway and VCI will become profitable.

   Deferred stock compensation expenses may significantly reduce our net income under U.S. GAAP.

   Our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, employees were typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under U.S. GAAP, amortized over the vesting period of the warrants or options. We expect to recognize amortization of deferred stock based Compensation expense in respect of our Associate Stock Option Plan, or ASOP, in the approximate amounts of $3.9 million in fiscal 2003 and $2.02 million in fiscal 2004 based on the price of our equity shares on September 30, 2002 and in connection with both granted and ungranted warrants and options on that date. In addition, we expect to recognize amortization of deferred stock based compensation expense in respect of our Associate Stock Option Plan B, or ASOP B, in the approximate amounts of $42 thousand in fiscal 2003 and $35 thousand in fiscal 2004 in connection with granted warrants and options. Depending on the market value of our equity shares and Infoway's ADSs on the dates future grants are made, amortization of deferred stock based compensation expense with respect to ungranted warrants may cause the expected amounts to change. The size of our stock compensation expenses has contributed, and may continue to contribute to negative operating income and negative net income for purposes of U.S. GAAP. We recognized deferred stock based compensation of $119 thousand under our ASOP and ASOP B Plans during the six months ended September 30, 2002 and $910 thousand was amortized and charged to earnings. Infoway recognized deferred stock based compensation of $133 thousand and amortized and charged $343 thousand to earnings under Infoway's Associate Stock option plan during the six months ended September 30, 2002. Our reported income under U.S. GAAP may also be affected due to proposed changes in respect of accounting for stock issued to employees.

   Impairment of Goodwill on account of our Investments may impact our net income under U.S. GAAP.

   We make estimates in the preparation of financial statements including the useful lives of goodwill. Changes in such estimates resulting from events many of which are outside of our control, may result in the impairment of goodwill which would negatively impact our net income under U.S. GAAP. Such impact on net income may result in a reduction of the market value of our shares.

   Our revenues are highly dependent upon a small number of customers.

   We derive a significant portion of our revenues from a limited number of corporate customers. In the six months ended September 30, 2002, our largest customer, General Electric Company and its affiliates, accounted for 18.06% of our information technology, or IT, services revenues (excluding inter-segment revenues) and 16.6% of our total revenues. In the six months ended September 30, 2002, our second largest customer, State Farm Mutual Automotive Insurance Company accounted for 8.3% of our IT services revenues (excluding inter-segment revenues) and 7.6% of our total revenues.

   During the six months ended September 30, 2002 and the six months ended September 30, 2001, our five largest customers accounted for 42.6% and 40.2%, respectively, of our IT services revenues (excluding inter-segment revenues) and 39.11% and 36.5%, respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers. As a result, if we were to lose one of our major customers or have it significantly reduce its volume of business with us, our profitability could be reduced.

   We dedicate significant resources to develop international operations which may be more difficult to manage and operate.

   In addition to our offshore IT centers in India, we have established new IT centers in the United States, United Kingdom, Japan and Singapore and plan to open additional international facilities. Our lack of experience with facilities outside of India subjects us to risk with regard to foreign regulation and overseas facilities management. Increasing the number of IT centers and the scope of operations outside of India subjects us to a number of risks, including administrative difficulties, currency exchange rate fluctuations, restrictions against the repatriation of earnings, overlapping taxes and cost overruns and delays.

   System failure could disrupt the lines of communication our business depends on.

   To deliver our services to our customers, we must maintain active voice and data communications 24 hours a day between our main offices in Hyderabad, our other IT centers and the offices of our customers worldwide. Any significant loss of our ability to transmit voice and data through satellite and telephone communications could result in lost customers and curtailed operations which would reduce our profitability.

   We may be unable to attract skilled professionals in the competitive labor market.

   Our ability to execute projects and to obtain new customers depends, in large part, on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In the six months ended September 30, 2001 and the six months ended September 30, 2002, we experienced associate attrition at a rate of 15.1% and 13.35%, respectively. Any increase in our attrition rates, particularly the rate of attrition of experienced software engineers and project managers and leaders, would harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and re-train our technical associates to keep pace with continuing changes in IT, evolving technologies and changing customer preferences. Historically, wage costs in the Indian IT services industry have been significantly lower than wage costs in the United States for comparably skilled technical associates. However, in recent years, wage costs in the Indian IT services industry have been increasing at a faster rate than those in the United States, driven in part by demand for Indian technical associates overseas. In the long-term, wage increases may make us less competitive unless we are able to continue increasing the efficiency and productivity of our professionals and the prices of our services.

   U. S. immigration restrictions could limit our ability to expand our U.S. operations.

   Our professionals working onsite at a customer's premises in the United States are typically required to obtain visas. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that are approved in any government fiscal year and in some years recently this limit has been reached well before the end of the fiscal year. For example, this limit was reached in March 2000 for the fiscal year ending September 30, 2000. In years in which this limit is reached, we may be unable to obtain H-1B visas necessary to bring critical Indian technical associates to the United States on an extended basis. Changes in existing U.S. immigration laws that make it more difficult for us to obtain visas could impair our ability to compete for and provide services to customers.

   Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.

   As a core element of our business strategy, we continue to offer a portion of our services on a fixed-price basis, rather than on a time-and-materials basis. During the six months ended September 30, 2001 and the six months ended September 30, 2002, we derived 21.10% and 28.99%, respectively, of our total IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. Many of these risks may be beyond our control. Our failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.

   We may be liable to our customers for damages resulting from a system failure.

   Many of our contracts involve projects that are critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. Any failure in a customer's system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering our services, we cannot assure you that the limitations of liability set forth in our service contracts will be enforceable in all instances or will otherwise protect us from liability for damages. We do not maintain liability insurance to cover losses from such claims for damages. Assertions of one or more large claims against us could result in lost customers, and could increase our costs and reduce our profitability.

  We face intense competition in the IT services market, which could reduce our revenues and prevent us from maintaining our customers.

   The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:

  . Indian IT services companies, such as Infosys Technologies Limited, Wipro Infotech Software & Services and Tata Consultancy Services;

  . U.S. IT services companies, such as Computer Sciences Corporation, Electronic Data Systems, Accenture, Cambridge Technology Partners and Keane Inc; and

  . Other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms.

   We expect that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. A significant part of our competitive advantage has historically been the cost advantage relative to service providers in the United States and Europe. Since wage costs in this industry in India are presently increasing at a faster rate than those in the United States and Europe, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific markets. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than us, and we cannot assure you that we will be able to compete successfully with such competitors and will not lose existing customers to such competitors. We believe that our ability to compete also depends in part on a number of factors outside our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical associates, the price at which our competitors offer comparable services and the extent of our competitors' responsiveness to customer needs.

   We may be unable to recoup our investment costs to develop our software products.

   We may develop and market our own software products, which will require significant capital expenditures. To date, we have developed only one software product through our subsidiary VCI, in which we had invested $26.0 million representing equity and other advances as of September 30, 2002. We expect that the markets for any software products we develop will be highly competitive. We cannot assure you that any products developed by us will be commercially successful or that the costs of developing such new products will be recouped. Additionally, software product revenues typically occur in periods after the periods in which the costs are incurred for development of such products. Delayed revenues may cause periodic fluctuations of our results of operations.

   Our chairman and managing director may continue to control our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

   Mr. B. Ramalinga Raju, our chairman, together with his brother and our managing director, Mr. B. Rama Raju, and his brother-in-law and our director, Mr. C. Srinivasa Raju, comprise one-half of our board of directors and as of October 25, 2002, beneficially own in the aggregate approximately 10.67% of our outstanding equity shares. As a result, these persons, acting together while they are board members, have the ability to exercise significant influence over most matters requiring approval by our board of directors, including the appointment of directors to fill vacancies until the next shareholders' meeting and significant corporate transactions. This could delay, defer or prevent a change in control of our company, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

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

   We may be restricted from acquiring non-Indian companies which could adversely affect our growth strategy.

   We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing attractive joint venture and acquisition opportunities. Under Indian law, an Indian company is usually required to obtain the approval of the Reserve Bank of India, or RBI, and/or the government of India to acquire a non-Indian company. If we are unable to obtain such approvals or are delayed in obtaining them, we may not be able to fully execute our growth strategy, which could adversely affect our operations.

   Our revenues are difficult to predict and can vary significantly from quarter to quarter which could cause our share price to decline significantly.

   Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. This is primarily because we derive our revenue from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ only several people for a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business, and may not meet the expectations of securities analysts or investors. If this were to occur the share price of our equity shares and our ADSs would likely decline significantly.

   Our customers may terminate projects before completion or choose not to renew contracts, many of which are terminable at will, which could adversely affect our profitability.

   Any failure to meet a customer's expectations could result in a cancellation or non-renewal of a contract. Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty, which could significantly reduce our revenues. Additionally, our contracts with customers typically are limited to a specific project and not any future work. There are also a number of factors other than our performance and not within our control that could cause the loss of a customer. Our customers may demand price reductions, change their outsourcing strategy by moving more work in-house, or replace their existing software with packaged software supported by licensors, any of which could reduce our profitability.

Risks Related to Our Internet Services Business

   Because we owned, as of October 31, 2002, 52.5% of the equity shares of Infoway, which we believe is the largest, integrated Internet and electronic commerce services company in India based on number of customers, we face risks related to Infoway's business.

   Infoway and its subsidiary IndiaWorld Communications are engaged in disputes which, if resolved unfavorably, could impose costs on Infoway or have other undesirable effects.

   Infoway and its subsidiary IndiaWorld Communications are involved in litigation with a party located in the United States which has alleged, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term "IndiaWorld" and associated logos and trade dress purportedly owned by this third party and that the third party has an ownership interest in the underlying technology. Infoway have been advised by the prior owners of IndiaWorld Communications that no such infringement or misappropriation has taken place. This matter is currently pending in federal court in San Diego, California. Infoway's contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. Infoway and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. Infoway believes that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting Infoway, and also could divert management time and attention away from its business.

   If there is an adverse outcome in the class action lawsuit which has been filed against Infoway, its business may be harmed.

   Infoway and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Infoway's initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of its ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in its IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that Infoway violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. Although we do not know when the Court will decide the motion, and do not know what that decision will be, Infoway believes that it has meritorious defenses and intend to defend this action vigorously. However, Infoway could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, Infoway's business could be harmed.

   The market price of our equity shares is strongly affected by Infoway's volatile stock price.

   As of October 31, 2002, we owned 12.2 million equity shares of Infoway, which represented 52.5% of Infoway's outstanding equity shares. Since its initial public offering of ADSs in October 1999, the trading price of Infoway's ADSs has ranged from a low of $0.88 to a high of $452.0 per ADS. As a result, the public stock price of Infoway's ADSs owned by our company has ranged from a low of approximately $10.7 million to a high of approximately $5.5 billion. Fluctuations in the price of Infoway's ADSs have had a significant impact on the market price of our equity shares and will have a significant impact on the market price of our ADSs. Furthermore, because Infoway is an Internet service provider which owns points of access to international bandwidth, foreign ownership in Infoway, which will include all of Infoway's ADSs, is limited to 74.0% under present Indian law. Further, foreign ownership beyond 49% shall require prior government approval. This limitation means that, unless Indian law changes, more than 74.0% of Infoway's equity shares will never be available to trade in the United States market.

   The success of Infoway's business depends on the acceptance of the Internet in India which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

   Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Prices for bandwidth capacity are set by the TRAI and have remained high due to, among other things, capacity constraints. High bandwidth prices have continued notwithstanding rapid increases in demand for Internet access and a very competitive pricing environment for those services which has resulted in decreasing average selling prices.

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

   The limited installed personal computer base in India limits Infoway's pool of potential customers and restricts the amount of revenues that Infoway's consumer Internet access services division may generate.

   The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, Infoway is addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which Infoway refers to as "cybercafes." Although this service creates a larger market, it also imposes on the operator of the cybercafe the considerable costs of providing the consumer access to a personal computer and related hardware and software.

   The high cost of accessing the Internet in India limits Infoway's pool of potential customers and restricts the amount of revenues that Infoway's consumer Internet access services division may generate.

   Infoway's growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India's population will not be able to afford to use Infoway's services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute Infoway's business plan.

   The success of Infoway's business depends on the acceptance and growth of electronic commerce in India which is uncertain and, to a large extent, beyond Infoway's control.

   Many of Infoway's existing and proposed products and services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

  .   inconsistent quality of service;

  .   need to deal with multiple and frequently incompatible vendors;

  .   inadequate legal infrastructure relating to electronic commerce in India;

  .   lack of security of commercial data, such as credit card numbers; and

  . low number of Indian companies accepting credit card numbers over the Internet.

   If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, Infoway is not likely to realize any benefits from its investment in the development of electronic commerce products and services.

   Infoway is highly dependent on its relationships with strategic partners to provide key products and services to its customers.

   Infoway relies on its arrangements with strategic partners to provide key network products and services to its business clients. Some of these relationships can be terminated by its partners in some circumstances. Infoway also relies on some of its strategic partners to provide it with access to their customer base. Infoway is a strategic partner of UUNet Technologies in India and provide dial-up access to UUNet Technologies roaming international clients in India. UUNet Technologies is a unit of WorldCom, Inc., which in June 2002 announced its intention to restate its financial statements for 2001 and the first quarter of 2002. If Infoway's relationships with its strategic partners do not continue, the ability of Infoway's corporate network/data services division to generate revenues will be decreased significantly. Infoway also provides access to a co-branded version of the AOL Instant Messenger service to its portal customers, and this proprietary service is an important feature of Infoway's website.

   Infoway's ability to compete in the Internet service provider market is hindered by the fact that its principal competitor is a government-controlled provider of international telecommunications services in India which enjoys significant competitive advantages over Infoway.

   Videsh Sanchar Nigam Limited (VSNL), is a provider of international telecommunications services in India, that, until recently, was controlled by the Government of India. In February 2002, the Government of India sold a 25% stake in VSNL to the TATA group, reducing the Government of India's ownership of VSNL to 26%. VSNL had approximately 587,000 subscribers as of March 31, 2002. VSNL enjoys significant competitive advantages over Infoway, including the following:

  . Longer service history. VSNL started offering Internet service provider services from August 1995, whereas Infoway has offered Internet service provider services only since November 1998.

  . Access to network infrastructure. Because VSNL was controlled by the Government of India, it had direct access to network infrastructure which was owned by the Indian government. Infoway believes that this access is continuing as a result of the Government of India's investment in VSNL.

  . Greater financial resources. VSNL has significantly greater total assets and annual revenues than Infoway.

   In the past, VSNL aggressively reduced consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as Infoway. Infoway believes that these practices constitute an improper cross-subsidy funded by VSNL's present monopoly in international long distance telephone service. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Infoway (ISPAI). The Telecom Disputes Settlement and Appellate Tribunal has remanded the matter back to the TRAI for denovo consideration. The issue has been decided by TRAI against ISPAI. ISPAI has so far not decided on a further course of action. While these proceedings will not have any adverse financial implications for Inforway, unless there is a change in government policy or favorable resolution of this dispute, or until Infoway is able to reduce our bandwidth costs through other means, Infoway will continue to face difficult market conditions in the consumer Internet access services business. These competitive issues may prevent Infoway from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or negative cash flow for Infoway's operations.

   Infoway may be required to further modify the rates it charges for its products and services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly affect its revenues.

   Infoway's corporate network/data services business faces significant competition from well-established companies, including Global E-Commerce Limited, Sprint-RPG Limited and WIPRO-CSD. Reliance Infocom, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services, including corporate connectivity services.

   A significant number of competitors have entered India's liberalized Internet service provider market, and Infoway expects additional competitors to emerge in the near future. As of December 31, 2001, approximately 442 companies had obtained Internet service provider licenses in India, including 79 companies which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national

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Internet service provider market in India may enjoy significant competitive advantages over Infoway, including greater financial resources, which could allow them to charge Internet access fees that are lower than Infoway's in order to attract subscribers. Since May 2000, Infoway has offered unlimited Internet access to consumers for a fixed price. A number of Infoway's competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, some competitors offer free Internet service. These factors have resulted in significant reduction in actual average selling prices for consumer ISP services. Infoway expects the market for consumer Internet access to remain extremely price competitive.

   Infoway's online portal, www.sify.com, faces significant competition from well-established Indian content providers, including rediff.com, which completed its initial public offering in the United States in June 2000. Some of these sites currently have greater traffic than Infoway's site and offer some features that Infoway does not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Yahoo!, Microsoft Network and Lycos. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. Infoway expects that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

   Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in Infoway's services, as well as different pricing, service or marketing decisions. Infoway cannot assure you that it will be able to successfully compete against current and future competitors.

   The Government of India may change its regulation of Infoway's business or the terms of Infoway's license to provide Internet access services without its consent, and any such change could decrease Infoway's revenues and/or increase Infoway's costs which would adversely affect Infoway's operating results.

   Infoway's business is subject to government regulation under Indian law and to significant restrictions under Infoway's Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

  . Infoway's Internet service provider license has a term of 15 years and Infoway has no assurance that the license will be renewed. If it is unable to renew its Internet service provider license in 2013 for any reason, Infoway will be unable to operate as an Internet service provider in India and will lose one of its primary sources of revenue.

  . The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices Infoway charges its subscribers. The success of Infoway's business model depends on its ability to price its services at levels it believes is appropriate. If the TRAI sets a price floor, Infoway may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, Infoway may not be able to generate sufficient revenues to fund its operations. Similarly, an action of the Indian Parliament may impact Infoway's ability to set the prices for its services.

  . The Government of India maintains the right to take over Infoway's entire operations or revoke, terminate or suspend its license for national security and similar reasons without compensation to Infoway. If the Government of India were to take any of these actions, Infoway would be prevented from conducting all or part of its business.

   Infoway may be liable to third parties for information retrieved from the Internet.

   Because users of Infoway's Internet service provider service and visitors to Infoway's websites may distribute its content to others, third parties may sue Infoway for defamation, negligence, copyright or trademark infringement, personal injury or other matters. Infoway could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue Infoway for the content and services that are

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accessible from Infoway's websites through links to other websites or through content and materials that may be posted by Infoway's users in chat rooms or bulletin boards. Infoway does not carry insurance to protect it against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, Infoway's business is based on establishing its network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage Infoway's reputation, disrupt its ongoing business, distract its management and employees, reduce its revenues and increase its expenses.

   Infoway's business may not be compatible with delivery methods of Internet access services developed in the future.

   Infoway faces the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, Infoway will have to develop new technology or modify its existing technology to accommodate these developments. Infoway's pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. Infoway may be unable to adapt its Internet service business to alternate delivery means and new technologies may not be available to Infoway at all.

   Infoway may not be able to maintain its Nasdaq National Market listing.

   In order to maintain the listing of its ADSs on the Nasdaq National Market, Infoway is required to comply with the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. The price of Infoway's ADSs on the Nasdaq National Market closed below $1.00 for more than 30 consecutive days during the quarter ended September 30, 2002. Effective September 24, 2002, Infoway's equity share-to-ADS exchange ratio was adjusted to one-to-one in order to reestablish compliance with Nasdaq's minimum bid price requirement. There are also pending or expected significant changes to the listing requirements of the Nasdaq National Market relating to implementation of the Sarbanes-Oxley Act of 2002 and other reforms that will impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq National Market, including foreign private issuers. We do not know whether Infoway will be able to maintain its Nasdaq National Market listing in the future.

Risks Related to Investments in Indian Companies

   We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

   Conflicts in South Asia could adversely affect the Indian economy and our company.

   South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. Any such conflicts in South Asia are likely to adversely affect the Indian economy and the market for securities of Indian companies, including our ADSs.

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   Terrorist attacks and other acts of violence or war involving the United
States could adversely affect the markets in which we operate.

   Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may negatively effect our operations. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses, from which the majority of our revenues are derived. These attacks or armed conflicts may directly impact our customers. Furthermore, these attacks may make travel and the delivery of our services more difficult and ultimately affect our sales.

   Also, the United States may enter into an armed conflict which could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

   More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and worldwide financial markets and economy. They also could result in economic recession in the U.S. or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in the volatility of the market price for our securities.

   Political instability could seriously harm business and economic conditions in India generally and our business in particular.

   During the past decade and in particular since 1991, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. Since 1996, the government of India has changed five times. The current government of India, formed in October 1999, has announced policies and taken initiatives that supported the continued economic liberalization policies that have been pursued by the previous governments. We cannot assure you that these liberalization policies will continue in the future. Recent government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.

   Foreign investment restrictions under Indian law may adversely impact the value of our ADSs.

   Our equity shares are traded on the Stock Exchange, Mumbai, formerly known as the Stock Exchange, Bombay or the BSE, the National Stock Exchange of India Limited and the Hyderabad Stock Exchange Limited and they may trade on these stock exchanges at a discount or premium to the ADSs traded on the New York Stock Exchange in part because of restrictions on foreign ownership of the underlying shares.

   Under current Indian regulations and practice, RBI approval is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers.

   Since exchange controls still exist in India, the RBI will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain RBI approval for each transaction. We cannot assure you that any required approval from the RBI or any other government agency can be obtained.

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   Indian law imposes restrictions that limit your ability to convert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

   The depositary bank is able to accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares, but only to the extent, and limited to the number, of ADSs converted into underlying equity shares.

   Currency exchange rate fluctuations may affect the value of our ADSs.

   The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from April 1, 1998 through March 31, 2001, the value of the rupee against the U.S. dollar declined by approximately 18.6%. In the six months ended September 30, 2001 and the six months ended September 30, 2002, our U.S. dollar-denominated revenues represented 83.5% and 79.3 %, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings. In the six months ended September 30, 2002, our foreign currency translation losses were approximately $2.9 million, respectively.Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the BSE, the National Stock Exchange and the Hyderabad Stock Exchange, which we refer to collectively as the Indian stock exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur. In addition, our market valuation could be seriously harmed by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

   The government of India has recently taken actions to curtail or eliminate tax benefits that we have historically benefited from.

   We have historically benefited from significant tax incentives provided under Indian tax laws. The principal applicable incentives are:

  . a tax deduction for all profits derived from exporting computer software and services; and

  . a 10-year tax holiday in respect of income derived from the operation of software development centers designated as "Software Technology Parks" under the Indian tax legislation.

   As a result, the majority of our income is not subject to Indian tax and, accordingly, our effective tax rate is far below the Indian statutory income tax rate of 35.0% plus an applicable surcharge. The Software Technology Park tax exemption scheme has been modified from April 1, 2001. All facilities registered in the program before March 31, 2001, which include all of our existing facilities in India and registrations for 10 new facilities which have not yet been constructed, will continue to benefit from this program under present law. Over time, as we construct additional facilities, however, the overall benefits of this tax program to our company will decrease with a resulting increase in our effective tax rate. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.

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   It may be difficult for you to enforce any judgment obtained in the United
States against us or our affiliates.

   We are incorporated under the laws of the Republic of India and many of our directors and executive officers, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

  . effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

  . enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.

   We have been advised by our Indian counsel, Crawford Bayley & Co., that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment contravened principles of public policy of India.

   Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.

   The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. For example, in 1999, our share price on the BSE ranged from a high of Rs.459.80 ($9.50) in December 1999 to a low of Rs.73.10 ($1.51) in January 1999. In 2000, our share price on the BSE reached a peak of Rs.1,445.99 ($29.88) and a low of Rs.291.50 ($6.02). In 2001, our share price on the BSE reached a peak of Rs.429.70 ($8.88) and a low of Rs.111.00 ($2.29). In 2002, up to October 25, 2002, our
share price on the BSE reached a peak of Rs. 331.15 ($6.84-) and a low of Rs.189.75 ($3.92). On October 25, 2002, the closing price of our shares on the BSE was Rs.213.15 ($4.40). For comparison purposes, these prices have been adjusted to give effect to our September 1, 1999 two-for-one stock split and our August 25, 2000 five-for-one stock split.

   The Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time restricted securities from trading, limited price movements and restricted margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our equity shares and our ADSs.

   The laws of India may not adequately protect our intellectual property rights.

   The laws of India do not protect intellectual property rights to the same extent as laws in the United States, and the global nature of our IT services and the Internet makes it difficult to control the ultimate destination of our products and services. For example, Indian statutory law does not protect service marks. The misappropriation or duplication of our intellectual property could curtail our operations or reduce our profitability.

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

   We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect our intellectual property rights. Ownership of software and associated deliverables created for customers is generally retained by or assigned to our customers, and we do not retain an interest in such software and deliverables. We have applied for the registration of "Satyam" and "VisionCompass" as trademarks in India. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

   Although we believe that our services and products do not infringe upon the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and we cannot assure you that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert management's attention from our operations. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any infringement claim or litigation against us could therefore result in substantial costs and diversion of resources.

   You may be subject to Indian taxes arising out of capital gains on the sale of the underlying equity shares.

   Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the National Stock Exchange on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in our ADSs.

   There may be less company information available in Indian securities markets than securities markets in developed countries.

   There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India, or SEBI, is responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

Risk Related to our ADSs and our Trading Market

   You may be restricted in your ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of your ownership position.

   Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares

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which are voted on the resolution. As U.S. holders of ADSs represent 10.6% of our equity shares, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for your benefit. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.

   Holders of ADSs may be restricted in their ability to exercise voting rights.

   At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

   As a foreign private issuer, we are not subject to the SEC's proxy rules which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters, through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC's proxy rules.

   An active or liquid trading market for our ADSs is not assured.

   We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares, or if we fail to continue to meet eligibility requirements, we may be required to delist from the New York Stock Exchange and this may cause our stock prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt. Further, if our ADS trading price falls below $5.00 per ADS, our ADSs will be considered a penny stock and trading in our ADSs will be subject to a set of rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require broker-dealers who recommend penny stocks to persons other than their established customers and accredited investors to make a special written suitability determination for the purchaser, provide them with a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market, and receive the purchaser's written agreement to the transaction before the sale. These requirements limit the ability of broker-dealers to sell penny stocks. Also, because of the extra requirements, many broker-dealers are unwilling to sell penny stocks at all. As a result, if our ADSs were subject to the penny stock rules, the market liquidity for our ADSs could be adversely affected.

   Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although you are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in the United States.

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   The future sales of securities by our company or existing shareholders may harm the price of our ADSs or our equity shares.

   The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of October 25, 2002, we have an aggregate of 311,653,160 equity shares outstanding, which includes underlying equity shares of 33,350,000 for 16,675,000 ADSs. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S.

   Forward-looking statements contained in this Quarterly Report may not be realized.

   We have included statements in this document which contain words or phrases such as "may," "will," "will likely result," "believe," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "contemplate," "seek to," "future," "objective," "goal," "project," "should" and similar expressions or variations of such expressions, that are "forward-looking statements." Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion.

   In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India, Southeast Asia, and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described in this "Risk Factors" section. We do not intend to update any of the forward-looking statements after the date of this Quarterly Report to conform such statements to actual results.

Item 3.  Quantitative and Qualitative Disclosure about Market Risk

   Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Risk factors.

   As of September 30, 2002, we do not have any outstanding non-rupee denominated borrowings.

   We face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with overseas banks.

   During fiscal 2002 and the six months ended September 30, 2002, 92.26% and 92.18%, respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10.0% increase in the value of the Indian rupee against all other currencies would decrease revenue by 1.7%, or $7.2 million, in fiscal 2002 and 2.07% or $4.6 million in the six months ended September 30, 2002, while a hypothetical 10.0% decrease in the value of the Indian rupee against all other currency would increase revenue by 1.7%, or $7.2 million, in fiscal 2002 and 2.07%, or $4.6 million, in the six months ended September 30, 2002. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, a hypothetical 10.0% movement of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $7.2 million in fiscal 2002 and $4.6 million in the six months ended September 30, 2002. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As of September 30, 2002, we had approximately $240.3 million of non-Indian rupee denominated cash and cash equivalents.

                                    PART II

                               OTHER INFORMATION

Item 1.  Legal Proceedings

   The company and its subsidiaries on a consolidated basis are not currently a party to any material legal proceedings.

Item 2.  Changes in Securities and Use of Proceeds

   In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $152.7 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of October 31, 2002, approximately $64.3 million of these proceeds have been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries and others ($10.6 million); development of facilities and infrastructure ($7.2 million) and working capital and general corporate purposes ($19.6 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to invest in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

Item 3.  Default Upon Senior Securities

   None

Item 4.  Submission of Matters to a Vote of Security Holders

   The following actions were approved by our stockholders at our Annual General Meeting held on July 1, 2002:

  . the adoption of the Audited Balance Sheet as at March 31, 2002 and the Audited Profit & Loss Account, the Directors' Report and the Auditors' Report for the fiscal year ended March 31, 2002;

  .   the declaration of dividends on equity shares;

  .   the re-appointment of Mr. C. Satyanarayana as a director;

  . the appointment of M/s Price Waterhouse as auditors of our company for the period commencing from the conclusion of the Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their renumeration; and

  . the alteration of Articles of Association of the Company to hold Board or Committee meetings by video or teleconference.

Item 5.  Other Information

   None

Item 6.  Exhibits and Reports

   (a) Exhibits

Exhibit
Number  Description
------- -----------
 99.1   Investor Rights Agreement, dated as of October 7, 2002, by and among Satyam Computer Services
        Limited, SAIF Investment Company Limited, Venture Tech Solutions Pvt. Ltd. and Satyam Infoway
        Limited.(1)
 99.2.. Form of Restated Articles of Association of Satyam Infoway Limited.(1)

   (b) Reports

             Report                     Description
             ------                     -----------

             Report on Form 6-K         Department of Company
             submitted August 2, 2002     Affairs Inquiry

             Report on Form 6-K         Quarter ended June 30,
             submitted August 13, 2002    2002

             Report on Form 6-K         Proposed Investment
             submitted October 8, 2002    Transaction for Satyam
                                          Infoway Limited

             Report on Form 6-K         Earnings Release Quarter
             submitted October 23, 2002   ended September 30, 2002
--------
(1) Previously submitted by Satyam Infoway Limited to the Commission as an exhibit to Form 6-K (File No. 000-27663) on October 25, 2002, and incorporated herein by reference.

                                   SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

                                              SATYAM COMPUTER SERVICES LIMITED

                                              By:      /s/   G. JAYARAMAN
                                                  -----------------------------
                                                       Name: G. Jayaraman
                                                  Title: Vice President (Corp.
                                                  Affairs) & Company Secretary

Date:  November 13, 2002

                                                                        Annex 1

                       SATYAM COMPUTER SERVICES LIMITED

           INDEX TO THE U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                      Page
                                                                                                      ----
Consolidated Balance Sheets as of March 31, 2002, September 30, 2001 and 2002 (unaudited)............ F-2

Consolidated Statements of Operations for the year ended March 31, 2002, and for the six months ended
  September 30, 2001 and 2002 (unaudited)............................................................ F-3

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the year ended March
  31, 2002 and for the six months ended September 30, 2002 (unaudited)............................... F-4

Consolidated Statements of Cash Flows for the year ended March 31, 2002 and for the six months ended
  September 30, 2001 and 2002 (unaudited)............................................................ F-5

Notes to the Consolidated Financial Statements....................................................... F-6

                       SATYAM COMPUTER SERVICES LIMITED

                          CONSOLIDATED BALANCE SHEETS
    (Thousands of US Dollars except per share data and as stated otherwise)

                                                                                                     As of September 30
                                                                                    As of March 31 ----------------------
                                                                                         2002         2001        2002
                                                                                    -------------- ----------- -----------
                                                                                                   (unaudited) (unaudited)
                                      ASSETS
Current assets
Cash and cash equivalents..........................................................    $243,454     $217,484    $278,109
Accounts receivable, net of allowance for doubtful debts...........................      88,209       89,051      99,418
Unbilled revenue on contracts......................................................       3,860        3,113       3,923
Inventory..........................................................................         725        2,037         411
Deferred income taxes..............................................................       3,151        2,765       3,295
Prepaid expenses and other receivables.............................................      13,439       19,902      21,699
                                                                                       --------     --------    --------
Total current assets...............................................................     352,838      334,352     406,855
Premises and equipment, net........................................................     123,507      126,427     107,939
Goodwill, net......................................................................      11,106       14,131      10,928
Other intangible assets, net.......................................................       3,591          575       5,003
Investments........................................................................       3,423        3,464       4,334
Investments in associated companies................................................      10,735        9,035       5,165
Other assets.......................................................................      10,302       11,130      10,088
                                                                                       --------     --------    --------
Total assets.......................................................................    $515,502     $499,114    $550,312
                                                                                       ========     ========    ========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short term and current portion of long-term debts..................................    $  4,551     $  7,001    $  3,414
Accounts payable...................................................................      11,077       10,677      11,220
Accrued expenses and other current liabilities.....................................      39,740       36,802      49,531
Unearned and deferred revenue......................................................       3,079        3,199       5,194
                                                                                       --------     --------    --------
Total current liabilities..........................................................      58,447       57,679      69,359
Long-term debts, excluding current portion.........................................       2,712        4,358       1,932
Deferred income taxes..............................................................      36,682       36,816      36,910
Excess of cash received over carrying value of investment in Infoway, net of
  taxes............................................................................          --       35,156          --
Other liabilities..................................................................      16,935        5,144      20,186
                                                                                       --------     --------    --------
Total Liabilities..................................................................     114,776      139,153     128,387
                                                                                       --------     --------    --------
Contingencies and Commitments (Note No. 21)
Minority interest..................................................................      30,884       40,454      22,530
Shareholders' equity
Common stock--par value Rs.2 (US$0.041*) per equity share (375 million equity shares authorized. 314,540,000 equity shares issued as of March 31, 2002 and
  September 30, 2001 (unaudited) respectively and 314,541,200 equity shares as of
  September 30, 2002 (unaudited))..................................................      17,144       17,144      17,145
Additional paid-in capital.........................................................     405,530      404,494     405,670
Deferred stock-based compensation..................................................      (2,511)      (6,569)     (1,482)
Retained earnings/(deficit)........................................................      (9,996)     (61,404)     14,862
Accumulated other comprehensive loss...............................................     (36,727)     (29,554)    (33,863)
                                                                                       --------     --------    --------
                                                                                        373,440      324,111     402,332
Shares held by the SC-Trust under associate stock option plan (3,483,820, 4,457,580 and 2,842,770 equity shares as of March 31, 2002, September 30, 2001 and 2002
  (unaudited) respectively)........................................................      (3,598)      (4,604)     (2,937)
                                                                                       --------     --------    --------
Total shareholders' equity.........................................................     369,842      319,507     399,395
                                                                                       --------     --------    --------
Total liabilities and shareholders' equity.........................................    $515,502     $499,114    $550,312
                                                                                       ========     ========    ========

--------
* the par value in US$ has been converted at the closing rate as of September 30, 2002, 1US$ = Rs.48.40

  The accompanying notes are an integral part of these consolidated financial statements.

                       SATYAM COMPUTER SERVICES LIMITED

                     CONSOLIDATED STATEMENT OF OPERATIONS
    (Thousands of US Dollars except per share data and as stated otherwise)

                                                                                       Six Months ended
                                                                         Year ended      September 30
                                                                          March 31  ----------------------
                                                                            2002       2001        2002
                                                                         ---------- ----------- -----------
                                                                                    (unaudited) (unaudited)
Revenues................................................................ $ 414,491   $ 202,409   $ 222,574
Cost of revenues
(Includes deferred stock-based compensation of $7,212 for the year ended
March 31, 2002, $3,984 and $524 for the six months ended September 30,
2001 and 2002 (unaudited) respectively).................................  (238,996)   (113,285)   (132,551)
                                                                         ---------   ---------   ---------
Gross profit............................................................   175,495      89,124      90,023
Selling, general and administrative expenses
(Includes deferred stock-based compensation of $3,582 for the year ended
March 31, 2002 and $1,760 and $728 for the six months ended September
30, 2001 and 2002 (unaudited) respectively).............................  (140,896)    (65,379)    (63,111)
Amortization of goodwill................................................   (16,997)    (14,610)         --
Impairment of goodwill..................................................   (81,115)    (81,115)         --
                                                                         ---------   ---------   ---------
Total operating expenses................................................  (239,008)   (161,104)    (63,111)
                                                                         ---------   ---------   ---------
Operating income/(loss).................................................   (63,513)    (71,980)     26,912
Interest income.........................................................     3,806       2,545       1,730
Interest expense........................................................    (2,856)     (2,487)       (487)
Gain on sale of shares in Infoway.......................................    45,594          --          --
Other income/(expense), net.............................................    12,090       5,833      (1,379)
                                                                         ---------   ---------   ---------
Income/(loss) before income taxes, minority interest and equity in
  earnings/(losses) of associated companies.............................    (4,879)    (66,089)     26,776
Income taxes............................................................   (17,234)     (3,283)     (4,130)
Minority Interest.......................................................    73,406      64,558       8,593
                                                                         ---------   ---------   ---------
Income/(loss) before equity in earnings/(losses) of associated
  companies.............................................................    51,293      (4,814)     31,239
Equity in earnings/(losses) of associated companies, net of taxes.......   (25,401)    (24,216)     (1,908)
                                                                         ---------   ---------   ---------
Net income/(loss)....................................................... $  25,892   $ (29,030)  $  29,331
                                                                         =========   =========   =========
Earnings/(loss) per share:
Basic and Diluted....................................................... $    0.08   $   (0.10)  $    0.09
                                                                         =========   =========   =========
Weighted average shares used in computing earnings/(loss) per share--
  (in thousands)*
   Basic................................................................   305,751     300,932     311,677
   Diluted..............................................................   307,113     300,932     314,624

--------
* on an adjusted basis

  The accompanying notes are an integral part of these consolidated financial statements.

                       SATYAM COMPUTER SERVICES LIMITED

   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
    (Thousands of US Dollars except per share data and as stated otherwise)


                                                                           Common Stock      Additional   Deferred   Retained
                                                                       ---------------------  paid-in   stock-based  earnings/
                                                                         Shares    Par Value  capital   compensation (deficit)
                                                                       ----------- --------- ---------- ------------ ---------
Balance as of March 31, 2001.......................................... 281,190,000  $15,726   $253,409    $(11,787)  $(29,456)
Net income............................................................          --       --         --          --     25,892
Other comprehensive loss
  Loss on foreign currency translation................................          --       --         --          --         --
  Unrealized losses on securities, net of taxes.......................          --       --         --          --         --

Total Comprehensive income............................................
Gain on dilution of interest in subsidiary on subsidiary's issuance of
 new shares, net of taxes.............................................          --       --        375          --         --
Loss on sale of Infoway's shares held by CricInfo.....................          --       --       (645)         --         --
Issuance of common stock, net of issuance cost........................  33,350,000    1,418    149,196          --         --
Deferred stock-based compensation.....................................          --       --      1,203      (1,203)        --
Amortization of deferred stock-based compensation.....................          --       --         --      10,479         --
Shares transferred by SC-Trust to employees on vesting................          --       --      1,992          --         --
Cash dividend paid at the rate of US$0.01 per share...................          --       --         --          --     (6,432)
                                                                       -----------  -------   --------    --------   --------
Balance as of March 31, 2002.......................................... 314,540,000  $17,144   $405,530    $ (2,511)  $ (9,996)
                                                                       ===========  =======   ========    ========   ========
Balance as of March 31, 2002.......................................... 314,540,000  $17,144   $405,530    $ (2,511)  $ (9,996)
Net income............................................................          --       --         --          --     29,331
Other comprehensive income
  Gain on foreign currency translation................................          --       --         --          --         --
  Unrealized gains on securities, net of taxes........................          --       --         --          --         --

Total Comprehensive income............................................
Issuance of common stock, net of issuance cost........................       1,200        1          4          --         --
Deferred stock-based compensation.....................................          --       --       (119)        119         --
Amortization of deferred stock-based compensation.....................          --       --         --         910         --
Shares transferred by SC-Trust to employees on vesting................          --       --        255          --         --
Cash dividend paid at the rate of US$0.01 per share...................          --       --         --          --     (4,473)
                                                                       -----------  -------   --------    --------   --------
Balance as of September 30, 2002 (unaudited).......................... 314,541,200  $17,145   $405,670    $ (1,482)  $ 14,862
                                                                       ===========  =======   ========    ========   ========

                                                                        Accumulated
                                                                           other      Shares       Total
                                                                       comprehensive held by   Shareholders'
                                                                           loss      SC-Trust     Equity
                                                                       ------------- --------  -------------
Balance as of March 31, 2001..........................................   $(21,659)   $(11,538)   $194,695
Net income............................................................         --          --      25,892
Other comprehensive loss
  Loss on foreign currency translation................................    (15,063)         --     (15,063)
  Unrealized losses on securities, net of taxes.......................         (5)         --          (5)
                                                                                                 --------
Total Comprehensive income............................................                             10,824
Gain on dilution of interest in subsidiary on subsidiary's issuance of
 new shares, net of taxes.............................................         --          --         375
Loss on sale of Infoway's shares held by CricInfo.....................         --          --        (645)
Issuance of common stock, net of issuance cost........................         --          --     150,614
Deferred stock-based compensation.....................................         --          --          --
Amortization of deferred stock-based compensation.....................         --          --      10,479
Shares transferred by SC-Trust to employees on vesting................         --       7,940       9,932
Cash dividend paid at the rate of US$0.01 per share...................         --          --      (6,432)
                                                                         --------    --------    --------
Balance as of March 31, 2002..........................................   $(36,727)   $ (3,598)   $369,842
                                                                         ========    ========    ========
Balance as of March 31, 2002..........................................   $(36,727)   $ (3,598)   $369,842
Net income............................................................         --          --      29,331
Other comprehensive income
  Gain on foreign currency translation................................      2,862          --       2,862
  Unrealized gains on securities, net of taxes........................          2          --           2
                                                                                                 --------
Total Comprehensive income............................................                             32,195
Issuance of common stock, net of issuance cost........................         --          --           5
Deferred stock-based compensation.....................................         --          --          --
Amortization of deferred stock-based compensation.....................         --          --         910
Shares transferred by SC-Trust to employees on vesting................         --         661         916
Cash dividend paid at the rate of US$0.01 per share...................         --          --      (4,473)
                                                                         --------    --------    --------
Balance as of September 30, 2002 (unaudited)..........................   $(33,863)   $ (2,937)   $399,395
                                                                         ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       SATYAM COMPUTER SERVICES LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Thousands of US Dollars except per share data and as stated otherwise)

                                                                           Six Months ended
                                                             Year ended      September 30
                                                              March 31  ----------------------
                                                                2002       2001        2002
                                                             ---------- ----------- -----------
                                                                        (unaudited) (unaudited)
Cash Flows From Operating Activities
Net income/(loss)...........................................  $ 25,892   $(29,030)   $ 29,331
Adjustments to reconcile net income to net cash provided by
 operating activities:
 Depreciation...............................................    37,486     19,193      20,924
 Amortization and impairment of goodwill....................    98,112     95,725          --
 Amortization of license fees...............................       720         91         878
 Deferred stock-based compensation..........................    10,794      5,744       1,252
 Deferred income taxes......................................      (427)       (47)       (602)
 (Gain)/loss on sale of investments.........................         2         --        (894)
 (Gain)/loss on sale of premises and equipment..............       (59)        94          29
 Foreign currency translation on excess of amount received
   on sale of shares of Infoway over its carrying value.....       928        804          --
 Excess of cash received over carrying value of investment
   in Infoway, net of taxes.................................   (35,156)        --          --
 Amortization of discount on share warrants issued to TRW
   and change in fair value of put option...................    10,144     (1,369)      3,212
 Minority Interest..........................................   (73,406)   (64,558)     (8,593)
 Equity in share of (earnings)/losses of associated
   companies................................................    25,401     24,216       1,908
Changes in assets and liabilities:
 Accounts receivable, net and unbilled revenue on contracts.     1,262      2,961     (10,419)
 Prepaid expenses, other receivables and inventory, net.....     9,840      2,405      (7,736)
 Other assets, net..........................................     1,356       (837)        160
 Accounts payable...........................................    (4,363)    (4,944)         42
 Accrued expenses and other current liabilities.............     8,342      5,819       9,305
 Unearned and deferred revenue..............................      (904)      (858)      2,068
 Other liabilities..........................................       407         (4)        (12)
                                                              --------   --------    --------
Net cash provided by operating activities...................   116,371     55,405      40,853
Cash Flows From Investing Activities
 Purchase of premises and equipment.........................  $(34,157)  $(14,806)   $ (3,863)
 Expenditure on license fees................................    (1,238)        --        (577)
 Proceeds from sale of premises and equipment...............       503        178         100
 Acquisitions and investments in associated companies.......    (4,608)    (1,262)       (790)
 Purchase of investments....................................    (3,131)      (868)       (873)
 Proceeds from sale of investments..........................     2,271         --       4,000
                                                              --------   --------    --------
Net cash used in investing activities.......................   (40,360)   (16,758)     (2,003)
Cash Flows From Financing Activities
 Proceeds from/(repayments) of short-term debt..............  $(35,725)  $(33,359)   $ (1,769)
 Issuance of common stock, net of issuance cost.............   150,614    150,614           5
 Issuance of common stock under Associate Stock Option Plans     9,932      8,910         916
 Repayment of long-term debts...............................    (7,642)    (5,745)       (840)
 Cash dividends paid........................................    (6,432)    (2,918)     (4,473)
                                                              --------   --------    --------
Net cash provided by (used in) financing activities.........   110,747    117,502      (6,161)
Effect of exchange rate changes on cash and cash equivalents    (9,372)    (4,733)      1,966
Net change in cash and cash equivalents.....................   177,386    151,416      34,655
Cash and cash equivalents at beginning of the year/period...    66,068     66,068     243,454
Cash and cash equivalents at end of the year/period.........  $243,454   $217,484    $278,109

Supplementary information:
Cash paid during the period for:
 Income taxes...............................................  $  7,744   $  1,773    $  1,968
 Interest...................................................     2,859      2,288         275
Non-cash items:
 Shares issued by Infoway on acquisitions...................  $  1,044   $  1,043          --
 Capital leases and hire purchase...........................     1,300        643         645

   For a number of reasons, principally the effects of translation differences and acquisitions, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

  The accompanying notes are an integral part of these consolidated financial statements.

                       SATYAM COMPUTER SERVICES LIMITED

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.  Description of Business

   Satyam Computer Services Limited and its consolidated subsidiaries and associated companies (hereinafter referred to as "Satyam") are engaged in providing information technology services, internet services and developing software products.

   Satyam Computer Services Limited (hereinafter referred to as "Satyam Computer Services") is an information technology ("IT") services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, Europe, Japan, Singapore, China, Malaysia, Hongkong, Dubai and Germany. Satyam offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

   Satyam Infoway Limited (hereinafter referred to as "Infoway"), a subsidiary of Satyam Computer Services, is engaged in providing various services such as corporate network and technology services, internet access services, online portal and content offerings.

   On June 5, 2002 Satyam Computer Services formed Nipuna Services Limited ("Nipuna") a wholly owned subsidiary in Secunderabad, Andhra Pradesh, India for providing various services connected with Business Process Outsourcing.

   In August 2001 Satyam Computer Services decided to close down four of its wholly owned subsidiaries. Consequent to this decision Satyam Computer Services has initiated legal formalities and the process of transfer of substantial business of three marketing subsidiaries namely Satyam (Europe) Limited, Satyam Asia Pte. Limited and Satyam Japan KK to its offsite centers. The assets and liabilities will be transferred at book value and management does not expect significant costs to arise as a result of cessation of operations of these marketing subsidiaries. In respect of the fourth subsidiary Dr. Millennium Inc., an application for its dissolution was made with the appropriate authorities and approval for the same has been obtained.

2.  Summary of Significant Accounting Policies

a) Principles of Consolidation and Basis of Presentation

   The consolidated financial statements of Satyam Computer Services and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States ("U.S. GAAP"). All significant inter-company balances and transactions are eliminated.

   Minority interest in subsidiaries represents the minority shareholders' proportionate share of the net assets and the results of operations of Satyam's majority owned subsidiaries.

   Investments in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method.

                       SATYAM COMPUTER SERVICES LIMITED

   On occasion, a subsidiary or associated company accounted for by the equity method ("offering company") may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income in the statement of operations. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

   The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

b) Interim Information (unaudited)

   Interim information presented in the consolidated financial statements has been prepared by the management without audit and in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, statement of shareholders' equity and comprehensive income and cash flows for the periods shown in accordance with generally accepted accounting principles in the United States.

c) Use of Estimates

   The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, future obligations under employee benefit plans, valuation allowances for deferred taxes, useful lives of premises and equipment (fixed assets) and goodwill. Actual results could differ materially from those estimates.

d) Foreign Currency Translation

   The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the Japanese Yen, U.S. Dollar, Pound Sterling and Singapore Dollar are the functional currencies for its foreign subsidiaries located in Japan, U.S., UK and Singapore respectively. The translation of the functional currencies into U.S. dollars (reporting currency) is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders' equity.

   Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using average exchange rates prevailing during the reporting periods. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

                       SATYAM COMPUTER SERVICES LIMITED

e) Revenue Recognition

  i) IT Services

   Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and ebusiness consist of revenues earned from services performed either on a "time and material" basis or time bound fixed price engagements.

   Revenues earned from services performed on a "time and material" basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements, require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated. Satyam recognizes revenue based on the completed-contract method where the work to complete cannot be reasonably estimated.

   Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as "Unbilled revenue on contracts". Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading "Unearned and deferred revenue". Satyam provides its clients with one to three months warranty as post-sale support for its fixed price engagements. Costs associated with such services are accrued at the time the related revenues are recorded. Satyam has not provided for any warranty costs for the years ended March 31, 2001 and 2002 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

   In accordance with EITF Topic D 103, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred", Satyam has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of operations. Because these additional revenues are offset by the reimbursable expenses incurred, adoption of EITF Topic D-103 does not impact income/(loss) from operations or net income/(loss).

  ii) Internet Services

   Revenues from corporate network services, which include providing e-commerce solutions, electronic data interchange and other network based services, are recognized upon actual usage of such services by customers and are based on either the time for which the network is used or the volume of data transferred, or both.

   Revenues from web-site hosting are recognized ratably over the period for which the site is hosted. Revenue from development of internet networking solutions comprise income from time and material contracts and fixed price contracts. Revenues are recognized in accordance with the revenue recognition policy of IT Services.

   Internet access is provided to customers either for unlimited hours or for a specified number of hours, which is to be utilized within a specified period of time. Customers purchase a CD-ROM that allows them to access the Internet. The amounts received from customers on the sale of these CD-ROMs are not refundable. Satyam recognizes revenue based on usage by the customer over the specified period. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Unlimited internet access and electronic mail access is sold to customers for a specified period of time over which the related revenue is recognized.

                       SATYAM COMPUTER SERVICES LIMITED

   Revenues from banner advertisements and sponsorship contracts are recognized ratably over the period in which the advertisements are displayed. Revenues from electronic commerce transactions are recognized when the transaction is completed.

f) Cash and Cash Equivalents

   Satyam considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments. Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current operations in which case they are classified as other assets, non-current.

g) Inventory

   Inventories are generally stated at the lower of cost as determined using the first-in-first-out method (FIFO), and net realisable value.

h) Premises, Equipment and Depreciation

   Premises and equipment are stated at actual cost less accumulated depreciation. Assets under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over their estimated useful life or the lease term, as appropriate.

   Costs of application software for internal use are generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year. The third party software expense amounted to US$836 thousand for the year ended March 31, 2002, US$532 thousand and US$67 thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively.

   The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed of are removed from the stated values and the resulting gains and losses are included in the statement of operations. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.

i) Software Development Costs

   Satyam capitalizes internally generated software development costs under the provisions of Statement of Financial Accounting (SFAS) 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of computer software development cost begins upon the establishment of technological feasibility, which Satyam has defined as the completion of a prototype. Costs incurred prior to establishment of technological feasibility and other research and development expenses are charged to income as incurred. Costs incurred by Satyam between completion of the prototype and the point at which the product is ready for general release have been insignificant.

   Research and development expenses charged to income amounted to US$2,156 thousand for the year ended March 31, 2002, US$1,213 thousand and US$614 thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively.

                       SATYAM COMPUTER SERVICES LIMITED

j) Goodwill and Other Intangible Assets

   Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Up to March 31, 2002, goodwill and other intangible assets including license fees were amortized over the useful lives principally over a period of 5 years based on management's estimate. Satyam has adopted SFAS 142 on April 1, 2002 and accordingly goodwill is tested for impairment under certain circumstances, and written down when impaired, rather than being amortized as required by previous standards. Further in accordance with SFAS 142 purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite.

k) Impairment of Long-lived Assets

   Satyam has adopted the provisions of SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" on April 1, 2002. Satyam reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If an impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

l) Investments

   Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are recognized when earned and included in other income. Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.

m) Cost of Revenues and Selling, General and Administrative Expenses

   Cost of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system software, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.

   Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, research and development costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity and other general expenses not attributable to cost of revenues.

n) Advertising Costs

   Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$1,008 thousand for the year ended March 31, 2002, US$1,691 thousand and US$652 thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively.

                       SATYAM COMPUTER SERVICES LIMITED

o) Employee Benefits

  i) Provident Fund

   In accordance with Indian law, all employees in India are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees' basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam's monthly contributions are charged to income in the period they are incurred.

  ii) Gratuity Plan

   Satyam makes contributions to a defined benefit retirement plan (the "Gratuity Plan") covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee's salary and years of employment with Satyam.

   Satyam provides for the Gratuity Plan on the basis of actuarial valuations. The entire Gratuity Plan of Satyam Computer Services is unfunded. Infoway makes annual contributions to a fund administered and managed by the Life Insurance Corporation of India ("LIC"). Under this scheme, the settlement obligation remains with Infoway, although the LIC administers the scheme and determines the contribution premium required to be paid by Infoway.

  iii) Superannuation Plan

   In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to receive benefits under the Superannuation Plan, a defined contribution plan. Satyam Computer Services makes yearly contributions under the Superannuation plan administered and managed by LIC, based on a specified percentage (presently 10.0%) of each covered employee's basic salary. Satyam Computer Services has no further obligations under the plan beyond its contributions.

  iv) Other Benefit Plans

   Satyam maintains a 401(k) retirement plan (the "401(k) Plan") covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan.

p) Income Taxes

   In accordance with the provisions of SFAS 109, "Accounting for Income Taxes", income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period of change. Based on management's judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

                       SATYAM COMPUTER SERVICES LIMITED

q) Earnings Per Share

   In accordance with the provisions of SFAS 128, "Earnings Per Share", basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the "treasury stock" method for options and warrants, except where the results will be anti-dilutive.

r) Stock-Based Compensation

   Satyam uses the intrinsic value-based method of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees", to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro forma disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

s) Recently Issued Accounting Pronouncements

   In April 2002, the Financial Accounting Standards Board (FASB) issued FASB Statement (SFAS) No. 145 Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, as well as SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS No. 145 will be adopted during fiscal year 2003. We do not anticipate that adoption of this statement will have a material impact on our consolidated balance sheets or consolidated statements of operations.

   In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities (SFAS No. 146), SFAS No. 146 addresses significant issues regarding the recognition measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The scope of SFAS No. 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. We are required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS No.
146. The effect-on-adoption of SFAS No. 146 will change on a prospective basis the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred. We do not anticipate that the adoption of this statement will have a material impact on our consolidated balance sheet or statement of operations.

t) Reclassifications

   Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period's presentation.

                       SATYAM COMPUTER SERVICES LIMITED

3.  Business Combinations

a) Acquisition of India World Communication by Infoway

   On November 29, 1999, Infoway entered into an agreement with the shareholders of IndiaWorld Communications Private Limited (IndiaWorld) to acquire 49,000 shares (equivalent to 24.5%) of IndiaWorld for a consideration of US$28,149 thousand. Infoway simultaneously made a non-refundable deposit of US$11,801 thousand towards the acquisition of the remaining shares of IndiaWorld for US$84,654 thousand in conjunction with a purchase Option Agreement, expiring on June 30, 2000, that gave control of IndiaWorld to Infoway over the option period. Accordingly, Infoway consolidated its accounts with IndiaWorld from December 1, 1999, and completed the acquisition of IndiaWorld on June 30, 2000 upon payment of US$48,244 thousand in cash and 268,500 equity shares for the balance amounting to US$24,609 thousand.

   The transaction to purchase IndiaWorld was accounted for, as a two-step acquisition under the purchase method of accounting. The allocation of purchase price was almost entirely related to goodwill. Infoway recognized goodwill of US$40,048 thousand on the acquisition of 24.5% of IndiaWorld on November 29, 1999 equal to the excess of the consideration paid of US$39,950 thousand and the related expenses of US$141 thousand over the fair value of that portion of the net assets acquired. Upon completion of the acquisition of IndiaWorld on June 30, 2000, Infoway recognized additional goodwill of US$73,098 thousand equal to the excess of consideration of US$72,853 thousand paid in cash and equity shares of Infoway and other related expenses of US$422 thousand over the fair value of the net assets acquired at June 30, 2000.

b) Acquisition of IndiaPlaza.com by Infoway

   On July 13, 2000, Infoway entered into an agreement (the "Merger Agreement") to acquire all the outstanding equity shares of IndiaPlaza.com Inc., an internet company which through its website operates an online internet shopping mall. The consideration amounted to 455,192 ADS (113,798 shares) of which 340,192 ADS (85,048 shares) have been paid and 115,000 ADS (28,750 shares) were placed in escrow until January 1, 2002 to be adjusted for any breach of representations or covenants set forth in the merger agreement. Management had considered the release of the shares held in the escrow to be probable and had accordingly included them in the computation of the purchase price and net loss per share. The acquisition, which was consummated on December 15, 2000 upon completion of regulatory formalities, has been accounted for by the purchase method. The 115,000 ADS (28,750 shares) that were placed in escrow until January 1, 2002 have been subsequently released in January 2002.

   Infoway recognized goodwill of US$9,510 thousand, equal to the excess of the consideration paid of US$7,921 thousand, being the fair value of 113,798 equity shares of Infoway over the fair value of the net assets acquired of US$(1,589) thousand.

c) Acquisition of Kheladi.com by Infoway

   On October 12, 2000, Infoway entered into an agreement to acquire a 100% stake in Kheladi.com (India) Private Limited ("Kheladi"), a sports portal promoted by sports personalities in India. Infoway's intention is to assimilate the strengths of Kheladi, including the network of sports personalities, into its portal, Khel.com. Infoway paid cash and issued an aggregate of 19,073 equity shares to the shareholders of Kheladi on July 20, 2001 of which 5,019 shares and 10,039 equity shares have been issued which are subject to a lock in until September 14, 2001 and September 14, 2002, respectively. Infoway paid US$1,108 thousand as consideration for the above acquisition and the acquisition has been accounted for using the purchase method.

                       SATYAM COMPUTER SERVICES LIMITED

   The acquisition was consummated on July 20, 2001 upon issuance of shares and the completion of regulatory formalities. The cost of acquisition has been allocated primarily to employment contract-based intangible assets amounting to US$795 thousand and the excess of cost over fair value of assets acquired has been recognized as goodwill amounting to US$309 thousand. In accordance with the provisions of SFAS 142, the goodwill has not been amortized post acquisition.

   The intangible assets relate to employment contracts with sports personalities, which are being amortized over the contract period of 60 months. The terms of the purchase also provide for contingent consideration of 3,089 equity shares based on the achievement of certain specified profitability and revenue targets. Infoway will record contingent payments as compensation for post-combination services to be expensed in the period in which the contingency is resolved.

4.  Sale of shares by Infoway

   In the year March 31, 2002, Infoway issued new shares to third parties. After this, Satyam Computer Services' ownership reduced from 52.55% as of March 31, 2001 to 52.51% as of March 31, 2002 and September 30, 2002 (unaudited).

   During year ended March 31, 2002 Infoway issued 19,073 shares to the shareholders of Kheladi.com (all of which are described in Note 3) at amounts per share in excess of Satyam's average per share carrying value. With respect to these transactions, US$375 thousand, net of taxes, during the year ended March 31, 2002 arising from the change in interest has been recorded as additional paid in capital.

5.  TRW Inc.

   In June 2000, Satyam Computer Services signed a non-binding framework agreement to form a non-exclusive joint venture with TRW Inc. ("TRW") to be managed by Satyam Computer Services and to issue warrants for a consideration of US$5 million to TRW that are convertible into equity shares of Satyam Computer Services in the eighteenth month after issuance. The warrants were non-forfeitable as of the date of grant.

   On August 22, 2000, Satyam Computer Services issued 63,896 warrants (each warrant exercisable to purchase five equity shares) to ESL Inc., an affiliate of TRW in exchange of Rs.71.6 (US$1.6) per share totaling to US$500 thousand in cash representing 10.0% of the total consideration to acquire the underlying equity shares in accordance with applicable Indian regulations. These warrants were convertible into 319,480 equity shares of Satyam Computer Services for Rs.644.4 (US$14.1) per share totaling US$4.5 million during the period from January 22, 2002 to February 21, 2002. The excess of the fair value of the warrants, as determined at the date of grant, over the consideration of warrants paid by ESL Inc., amounted to US$1,157 thousand. It is being amortized ratably over five years and three months i.e starting from the date of signing of the joint venture agreement (September 26, 2000) to December 31, 2005. The amortization is classified as a reduction of the revenues recognized under the agreements. However, if the amortization exceeds the amount of revenue recognized in any period, the excess amortization is recorded as an expense. The fair value of the warrants has been determined by reference to the prevailing market price of Satyam Computer Services equity shares on the Indian exchanges using the Black Scholes model and the following assumptions: volatility of 90.0% and a risk free interest rate of 10.672%. The amortization classified as a deduction of the revenues amounted to US$221 thousand for the year ended March 31, 2002, US$110 thousand and US$111 thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively.

                       SATYAM COMPUTER SERVICES LIMITED

   On September 26, 2000, the joint venture agreement was signed with equity participation in the ratio of 76:24 between Satyam Computer Services and TRW, respectively. After December 31, 2003, TRW has the option to require Satyam Computer Services to purchase its 24.0% interest ("put option"). The buyout price of TRW's interest in the joint venture depends on the aggregate amount of revenue, which TRW will provide to the joint venture from June 1, 2000 to December 31, 2005. If the amount of revenues outsourced by TRW to the joint venture by December 31, 2003 does not meet specified minimum levels, Satyam Computer Services has the right to buy out TRW's 24.0% interest in the joint venture for no consideration or lowest nominal consideration.

   Satyam Computer Services views that the fair value of the put option is the amount that Satyam Computer Services would have to pay over and above the fair value of the 24.0% interest in the joint venture owned by TRW. Satyam Computer Services records the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 76.0% interest in the joint venture. The difference between the fair values of the put option at each valuation date is charged to selling, general and administration expenses in the statement of operations. Based on the terms of the agreement the value of put option was US$12,495 thousand as of March 31, 2002, US$1,093 thousand and US$15,596 thousand as of September 30, 2001 and 2002 (unaudited) respectively.

   If TRW exercises its option to sell the shares to Satyam Computer Services after December 31, 2003, the purchase price of TRW's 24.0% stake will be determined by the higher of an independent valuation of the 24.0% interest and a formula based on the amount of revenues provided to the joint venture by TRW. Satyam Computer Services may, at its own discretion, use either cash or its equity shares valued at the then prevailing market price as consideration for TRW's stake. If Satyam Computer Services undergoes a change in control or bankruptcy, TRW may terminate the joint venture agreement on or before December 31, 2003 and require Satyam Computer Services to purchase its shares in the joint venture and all of Satyam Computer Services securities issued to TRW or its affiliates in connection with the joint venture agreement at a price equal to US$1 million plus the total consideration TRW has invested in the shares of the joint venture (but excluding the initial amount paid for its 24.0% interest) and Satyam Computer Services securities, net of any amount received by TRW for any sale of such shares or securities.

6. Sale of shares in Infoway to the Government of Singapore Investment Corporation Pte Ltd. ("GSIC")

   In May 2000, Satyam Computer Services entered into an agreement for sale of 347,200 equity shares of Infoway at a price of US$144 per share, representing 1.6% of Infoway's outstanding equity shares to the Government of Singapore Investment Corporation Pte Ltd. ("GSIC") for a consideration of US$50 million (before transaction costs). The transaction was consummated and proceeds were received in June 2000. GSIC had a put option to sell the shares back to Satyam Computer Services if Infoway did not complete an initial public offering on a recognized stock exchange in India by September 2001.

   Infoway did not complete an initial public offering on a recognized stock exchange in India by September 2001 and the put option held by GSIC expired unexercised on October 15, 2001. Satyam Computer Services recognized gain of US$45,594 thousand on the sale of shares in Infoway to GSIC in the statement of operations for the year ended March 31, 2002.

                       SATYAM COMPUTER SERVICES LIMITED

7.  Premises, Equipment and Depreciation

   Premises and equipment at cost less accumulated depreciation consist of:

                                        As of      As of September 30
                                       March 31  ----------------------
                                         2002       2001        2002
                                       --------  ----------- -----------
                                                US$ in thousand
                                                 (unaudited) (unaudited)
        Freehold land................. $  7,559   $  7,323    $   7,626
        Leasehold land................    1,666         74        1,786
        Premises......................   18,220     18,579       18,529
        Computers including servers...   73,347     55,324       75,114
        System software...............   11,640     13,000        8,413
        Office equipment..............   68,929     72,875       76,292
        Furniture and fixtures........   25,780     24,538       26,583
        Vehicles......................    2,968      2,914        3,543
        Leasehold improvements........    2,235      2,317        2,310
        Assets under construction.....   10,859     15,060        8,269
                                       --------   --------    ---------
        Total.........................  223,203    212,004      228,465
        Less: Accumulated depreciation  (99,696)   (85,577)    (120,526)
                                       --------   --------    ---------
        Premises and equipment, net... $123,507   $126,427    $ 107,939
                                       ========   ========    =========

   Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

                     Premises...................  28 years
                     Computers including servers 2-5 years
                     System Software............   3 years
                     Office equipment...........   5 years
                     Furniture and fixtures.....   5 years
                     Vehicles...................   5 years

   During the quarter ended September 30, 2002 (unaudited), Infoway identified certain assets under the requirements of SFAS 144 whose carrying amounts are not recoverable. As a result of this review, the impairment was measured under the requirements of SFAS 144 and the Infoway recorded asset impairment charges totaling to US$2,406 thousand. These charges include the write-off of assets under construction of US$1,800 thousand and write-off of systems software costs of US$600 thousand. Depreciation expense amounted to US$37,486 thousand for the year ended March 31, 2002, US$19,193 thousand and US$18,518 thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively.

                       SATYAM COMPUTER SERVICES LIMITED

8.  Goodwill

   Goodwill consists of:

                                         As of      As of September 30
                                        March 31  ----------------------
                                          2002       2001        2002
                                        --------  ----------- -----------
                                               (US$ in thousands)
                                                  (unaudited) (unaudited)
      Goodwill
       Acquisition of minority interest $ 21,066    $21,475    $ 21,253
       Others..........................      830      1,247         302
      Total............................   21,896     22,722      21,555
      Less: Accumulated amortization...  (10,790)    (8,591)    (10,627)
                                        --------    -------    --------
      Goodwill, net.................... $ 11,106    $14,131    $ 10,928
                                        ========    =======    ========

   Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and currently primarily relates to the acquisition of the minority interest in Satyam Enterprise Solutions Limited by Satyam Computer Services. In the year ended March 31, 2002, Satyam recorded an impairment charge of US$81,115 thousand relating to goodwill acquired in the IndiaWorld, India Plaza and Eduempire acquisitions by Infoway as a result of an ongoing impairment assessment of goodwill recorded in connection with various acquisitions.

   Since the operations of those entities were completely integrated into the operations of Infoway, Satyam assessed the recoverability of goodwill arising out of the India World and India Plaza acquisitions at the enterprise level of Infoway. The impairment charge was calculated as the difference between the market value of Infoway and its net assets. The assessment was performed due to significant decline in Infoway's stock price for a sustained period, Infoway's market capitalization relative to its net book value, significant under performance relative to expected historical or projected future operating results, significant negative industry and economic trends and the overall decline in market conditions which indicate that this decline in the market value of Infoway's stock price is other-than temporary. The shortfall in the market capitalization had indicated an impairment of goodwill. Thus the entire carrying value of goodwill as at September 30, 2001, pertaining to India World of US$73,110 thousand, India Plaza of US$7,955 thousand and Eduempire of US$50 thousand had been charged to the statement of operations for the year ended March 31, 2002.

   Effective April 1, 2002, Satyam adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. In addition, the statement includes provisions upon adoption for the reclassification of certain existing recognized intangibles to goodwill, the identification of reporting units for the purpose of assessing potential future impairments of goodwill, the reassessment of the useful lives of existing recognized intangibles and the reclassification of certain intangibles out of previously reported goodwill.

   Satyam is required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. As of September 30, 2002, no impairment of goodwill has been recognized. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

                       SATYAM COMPUTER SERVICES LIMITED

   Due to the adoption of SFAS 142, Satyam ceased amortizing goodwill. The effect of this accounting change is reflected prospectively. The following table presents the impact of SFAS 142 on net income/(loss), net income/(loss) per share, and the related tax effect had the standard been in effect for the year ended March 31, 2002 and the six months ended September 30, 2001:

                                                             Year ended  Six months ended
                                                              March 31     September 30
                                                                2002           2001
                                                             ----------  ----------------
                                                             (US$ in thousands except per
                                                                   share amounts)
                                                                           (unaudited)
Reported net income (loss)..................................  $25,892        $(29,030)
Add:
 Goodwill amortization......................................   16,997          14,610
 Amortization of excess of cost of investment over equity in
   net assets of associated companies.......................    3,639           3,213
                                                              -------        --------
Adjusted net income (loss)..................................  $46,528        $(11,207)
                                                              =======        ========
Basic and diluted earnings/(loss) per share.................
 As reported................................................  $  0.08        $  (0.10)
 As adjusted................................................     0.15           (0.04)

9.  Other intangible assets

   Other intangible assets are all amortizable and have original estimated useful lives as follows: Technical Know-how fees--3 to 5 years; Portals and web content--5 years; Employment contracts--5 years; Customer Contract and others--3 years.

   The following tables present details of Satyam's total other intangible assets

                                                    Accumulated
                                             Gross  amortization  Net
                                             ------ ------------ ------
                                                 (US$ in thousands)
        As at March 31, 2002
        Technical Know-how.................. $1,791   $  (310)   $1,481
        Portals and Web content.............  1,999      (544)    1,455
        Employment contracts................    768      (113)      655
                                             ------   -------    ------
        Total............................... $4,558   $  (967)   $3,591
                                             ======   =======    ======
        As at September 30, 2001 (unaudited)
        Technical Know-how.................. $  585   $  (138)   $  447
        Portals and Web content.............    314      (186)      128
                                             ------   -------    ------
        Total............................... $  899   $  (324)   $  575
                                             ======   =======    ======
        As at September 30, 2002 (unaudited)
        Technical Know-how fees............. $1,866   $  (511)   $1,355
        Portals and Web content.............  2,025      (750)    1,275
        Employment contracts................  1,205      (300)      905
        Customer Contracts and others.......  1,752      (284)    1,468
                                             ------   -------    ------
        Total............................... $6,848   $(1,845)   $5,003
                                             ======   =======    ======

                       SATYAM COMPUTER SERVICES LIMITED

   Amortization of other intangible assets amounted to US$720 thousand for the year ended March 31, 2002, US$91 thousand and US$878 thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively.

   Based on the current amount of other intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years are as of September 30, 2002 is as follows:

                 Fiscal year                       Amount
                 -----------                 ------------------
                                             (US$ in thousands)
                 2003 (remaining six months)       $1,221
                 2004.......................        1,437
                 2005.......................        1,366
                 2006.......................          791
                 2007.......................          188
                                                   ------
                 Total......................       $5,003
                                                   ======

10.  Investments

   Investments of Satyam consist of available-for-sale securities ("AFS") and other non-marketable securities.

                                         As of     As of September 30
                                        March 31 ----------------------
                                          2002      2001        2002
                                        -------- ----------- -----------
                                               (US$ in thousands)
                                                 (unaudited) (unaudited)
        Available-for-sale securities
        Cost...........................  $  263    $  205      $1,298
        Gross unrealized holding gains.       3        --          33
        Gross unrealized holding losses     (72)      (43)       (100)
                                         ------    ------      ------
        AFS--Fair Value................  $  194    $  162      $1,231
        Other investments, at cost.....  $3,229    $3,302      $3,103
                                         ------    ------      ------
        Investments--Non current.......  $3,423    $3,464      $4,334
                                         ======    ======      ======

   Aggregate proceeds from the sale of available-for-sale securities amounted to US$2,263 thousand (purchased during the year ended March 31, 2002 for US$2,263 thousand) for the year ended March 31, 2002, US$ Nil and US$4 thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively.

11.  Investment in associated companies

   Satyam Computer Services holds 50.0% stake in two joint venture companies, Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.

   On December 29, 2000, Satyam Computer Services entered an agreement with Computer Associates International, Inc. ("CA") to form an equally held joint venture company CA Satyam ASP Private Limited. ("CA Satyam"). The joint venture was formed in January 2001 at Mumbai, India. As per the agreement, both Satyam Computer Services and CA are to invest US$1,500 thousand each in the joint venture. During the year ended March 31, 2002 Satyam Computer Services invested US$500 thousand in CA Satyam. During the six months ended September 30, 2002 Satyam Computer Services had advanced US$500 thousand as share application money.

                       SATYAM COMPUTER SERVICES LIMITED

   In January 2002, Satyam Computer Services has initiated the process of transfer of its 50% shareholding in Satyam GE Software Services Private Limited ("Satyam GE") to GE Pacific (Mauritius) Limited, Mauritius ("GEPL") in accordance with the shareholders' agreement for a consideration of approximately US$4,000 thousand. The transfer was subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. Satyam Computer Services continued to have the ability to exercise significant influence over the operating and financial policies of Satyam GE and hence accounted for its 50% interest in Satyam GE using the equity method. During the quarter ended September 30, 2002 the necessary approvals were received and Satyam recorded a gain of US$894 thousand, the excess of sales consideration received over the carrying value as of June 30, 2002, as other income in the statement of operations.

   Infoway holds 40% interest in Refco-Sify Securities India Private Limited ("Refco-Sify"). Refco-Sify is engaged in Internet based trading and research services. Infoway has accounted for its 40% interest in Refco-Sify by the equity method. During the year ended March 31, 2002 Refco-Sify issued additional shares to existing shareholders in proportion to their holdings. Infoway subscribed to its share of the issue for a consideration of US$925 thousand.

   Infoway holds a 27% interest in Placements.com Limited ("Placements.com"). Placements.com is engaged in establishing and developing a portal on the internet for jobs and to carry on the business as a manpower recruitment agency. Infoway has accounted for its 27% interest in Placements.com by the equity method.

   On July 29, 2000, Infoway acquired 25% of the outstanding stock of Cricinfo Limited ("Cricinfo") a private Company incorporated in England and Wales, for US$37.5 million by issue of 2,204,720 ADS (represented by 551,180 equity shares of Infoway). Cricinfo operates Cricinfo.com, a website dedicated to the cricket sport. Infoway has accounted for its interest in Cricinfo by the equity method. The difference between the cost of the investment and the amount of underlying equity in net assets of Cricinfo resulted in goodwill of US$33,479 thousand.

   Satyam evaluates the recoverability of goodwill relating to the investment in associated companies as current events or circumstances warrant to determine whether adjustments are needed to their carrying values. In the year ended March 31, 2002, Satyam recorded a impairment charge of US$21,399 thousand relating to goodwill on the Cricinfo acquisition by Infoway as a result of an ongoing impairment assessment of goodwill recorded in connection with various acquisitions. The main factors in the valuation of the Cricinfo acquisition were share in revenues for Infoway, leadership and synergistic benefits accruing to Infoway and enterprise value of Cricinfo. Infoway had made a revenue growth assumption for Cricinfo at the time of acquisition. Due to the change in market realities, management believes those revenue growth estimates would require significant downward revision. The anticipated leadership and synergistic benefits have also largely not realized. The current fair value of Cricinfo as an independent entity is negligible due to its mounting cash losses coupled with the adverse current market conditions. The impairment was based on discounted cash flow method considering historical results adjusted to reflect managements best estimate of future market and operating conditions. Management believed that the carrying value of goodwill, which forms part of the investment in Cricinfo is impaired. It also believed that considering the current industry scenario and lack of investor confidence, the impairment was other-than temporary. Hence, out of the carrying value of goodwill as at September 30, 2001 of US$24,458 thousand, US$21,399 thousand had been charged to the statement of operations for the year ended March 31, 2002. The management believed that balance goodwill of US$3,059 thousand is attributable to the future discounted cash flows from Infoway's share in revenue.

                       SATYAM COMPUTER SERVICES LIMITED

   On October 5, 2001, Infoway entered into an agreement to subscribe for unsecured convertible loan notes (loan notes) to be issued by Cricinfo in an aggregate amount of up to GBP 1,600 to meet Cricinfo's short-medium term working capital requirements over the next year. These loan notes are redeemable on October 5, 2004. The subscription would be in tranches of such amounts and on such dates as would be agreed to in writing from time to time by Infoway and Cricinfo. The terms of the loan note instrument provide for the payment of interest on the principal amount at the rate of 8% per annum. In addition, Infoway shall be entitled at any time on giving 5 days notice to Cricinfo, to convert the principal amount of the loan notes into equity shares in Cricinfo based on a predetermined conversion formula. Infoway will not be obligated to subscribe for loan notes if it is satisfied that Cricinfo has not met certain agreed performance measures. As at September 30, 2002 Infoway advanced loan notes aggregating to US$2,351 thousand. Conversion of these loan notes would increase the equity holding in Cricinfo from the current 25% to 91%. The accumulated losses of Cricinfo as of September 30, 2002 amounted to US$ 24,883 thousand. Infoway has assessed the carrying amount of goodwill of the affiliate in accordance with APB 18 and its accounting policies and impaired US$ 1,761 thousand during the six months ended September 30, 2002, retaining US$413 thousand as the carrying value as at September 30, 2002. The above agreement for loan notes does not give Infoway a majority voting interest or a controlling financial interest over the period of the loan notes. Further, Infoway has no current intention of converting the loans to equity. Therefore, Infoway's investment in Cricinfo continues to be accounted for as an equity investment.

   The carrying values of investments in various associated companies of Satyam are as follows:

                                As of     As of September, 30
                               March 31 -----------------------
                                 2002      2001        2002
                               -------- ----------- -----------
                                      (US$ in thousands)
                                        (unaudited) (unaudited)
                Satyam GE..... $ 2,999    $2,869          --
                Satyam Venture     957       948      $1,164
                CA Satyam.....     486        --         367
                Cricinfo......   3,824     3,104       1,353
                Placements.com      13        75          --
                Refco-Sify....   2,456     2,039       2,281
                               -------    ------      ------
                Total......... $10,735    $9,035      $5,165
                               =======    ======      ======

12.  Borrowings

Short-term debts

   Short-term debts amounted to US$1,764 thousand as of March 31, 2002, US$2,967 thousand and US$206 thousand as of September 30, 2001 and 2002 (unaudited) respectively. The weighted-average interest rate on these borrowings was 9.14% for the fiscal ended March 31, 2002, 9.5% and 5.70% for six months ended September 30, 2001 and 2002 (unaudited) respectively.

                       SATYAM COMPUTER SERVICES LIMITED

Long-term debts

   Long-term debts outstanding comprise of:

                                                     As of     As of September 30
                                                    March 31 ----------------------
                                                      2002      2001        2002
                                                    -------- ----------- -----------
                                                           (US$ in thousands)
                                                             (unaudited) (unaudited)
Secured debts, representing obligation
  principally to banks and financial institutions--
  Rupee loans of Satyam Associate Trust,
  maturing serially through fiscal 2004--13.0%
  to 14.25%........................................ $ 4,155    $ 5,496     $ 3,616
Hire Purchase Loans................................   1,344      2,896       1,524
Total Debt.........................................   5,499      8,392       5,140
Less: Current portion of long-term debts...........  (2,787)    (4,034)     (3,208)
                                                    -------    -------     -------
Long-term debts, net of current portion............ $ 2,712    $ 4,358     $ 1,932
                                                    =======    =======     =======

--------
MLR = Minimum lending rate prevailing in India (as of March 31, 2002--12.50% and as of September 30, 2002 --12.50%)

   Rupee loans are secured by equity shares of Satyam Computer Services held by the Satyam Associate Trust

   Aggregate maturities of long-term debts subsequent to September 30, 2002, are US$3,208 thousand in fiscal 2003, US$1,735 thousand in fiscal 2004 and US$197 thousand in fiscal 2005.

Unused lines of credit

   Unused lines of credit comprise of:

                                         As of     As of September 30
                                        March 31 -----------------------
                                          2002      2001        2002
                                        -------- ----------- -----------
                                               (US$ in thousands)
                                                 (unaudited) (unaudited)
       Cash credit and short term debts $ 7,168    $ 5,146     $ 7,231
       Non-fund facilities.............   4,820      5,285       5,186
                                        -------    -------     -------
       Total Unused lines of credits... $11,988    $10,431     $12,417
                                        =======    =======     =======

13.  Fair Value of Financial Instruments

   The carrying amounts reported in the balance sheets for cash and cash equivalents, trade and other receivables, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity. The approximate fair value of long-term debts, as determined by using current interest rates as of March 31, 2002 was US$5,520 thousand and as of September 30, 2001 and 2002 (unaudited) was US$8,416 thousand and US$5,157 thousand as compared to the carrying amounts of US$5,499 thousand, US$8,392 thousand and US$5,140 thousand.

                       SATYAM COMPUTER SERVICES LIMITED

14.  Employee Benefits

The Gratuity Plan

   The following table sets forth the funded status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam's consolidated balance sheet.

                                                                    Six Months ended
                                                      Year ended      September 30
                                                       March 31  ----------------------
                                                         2002       2001        2002
                                                      ---------- ----------- -----------
                                                              (US$ in thousands)
                                                                 (unaudited) (unaudited)
Change in projected benefit obligation
Projected benefit obligation at beginning of the year  $ 1,179     $ 1,179     $ 1,796
Service cost.........................................      609         284         362
Interest cost........................................      124          59          82
Actuarial loss (gain)................................      (41)        133         (27)
Benefits paid........................................      (12)         --          (6)
Effect of exchange rate changes......................      (63)        (33)         17
Projected benefit obligation at end of the year......    1,796       1,622       2,224
Change in plan assets
Fair value of plan assets at beginning of the year...       39          38          72
Actual return on plan assets.........................        6           1           3
Employer contribution................................       46           6          22
Benefits paid from plan assets.......................      (19)         (6)         (9)
Fair value of plan assets at end of the year.........       72          39          88
Funded status of the plans...........................   (1,724)     (1,583)     (2,136)
Unrecognized transition obligation...................       22          28          17
Unrecognized net actuarial loss (gain)...............      211          --         192
Amount Recognized during the year....................      (11)        384          (5)
                                                       -------     -------     -------
Accrued benefit cost.................................  $(1,502)    $(1,171)    $(1,933)
                                                       =======     =======     =======
The components of net gratuity costs are reflected
  below:
Service cost.........................................  $   609     $   284     $   362
Interest cost........................................      124          59          82
Expected returns on plan assets......................        5          (1)         --
Amortization.........................................       11           6           5
Amount Recognized during the year....................       11          --           5
                                                       -------     -------     -------
Net gratuity costs...................................  $   760     $   348     $   454
                                                       =======     =======     =======
Principal actuarial assumptions:
Discount rate........................................     10.0%       11.0%       10.0%
Long-term rate of compensation increase..............      9.0%       10.0%        9.0%
Long-term rate of return on plan assets..............      9.0%       11.0%        9.0%

Provident Fund

   Satyam's contribution towards the Provident Fund amounted to US$2,201 thousand for the year ended March 31, 2002, US$707 thousand and US$1,275 thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively.

                       SATYAM COMPUTER SERVICES LIMITED

Superannuation Plan

   Satyam Computer Services contribution towards the Superannuation Plan maintained by LIC amounted to US$35 thousand for the year ended March 31, 2002, US$ Nil and US$15 thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively.

401(k) Plan

   Satyam's matching contribution under 401(k) Plan amounted to US$345 thousand for the year ended March 31, 2002, US$161 thousand and US$262 thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively.

15.  Income Taxes

   The provision for income taxes consists of:

                                             Six Months ended
                               Year ended      September 30
                                March 31  ----------------------
                                  2002       2001        2002
                               ---------- ----------- -----------
                                       (US$ in thousands)
                                          (unaudited) (unaudited)
               Foreign taxes
               Current........  $ 4,596     $2,517      $2,768
               Deferred.......   (3,709)       (66)         --
               Domestic taxes
               Current........    2,627        813       1,964
               Deferred.......   13,720         19        (602)
                                -------     ------      ------
               Aggregate taxes  $17,234     $3,283      $4,130
                                =======     ======      ======

                       SATYAM COMPUTER SERVICES LIMITED

   A reconciliation between the provision for income taxes to the amount computed by applying the statutory income tax rate to income before provision for income taxes is summarized below:

                                                                         Six Months ended
                                                           Year ended      September 30
                                                            March 31  ----------------------
                                                              2002       2001        2002
                                                           ---------- ----------- -----------
                                                                   (US$ in thousands)
                                                                      (unaudited) (unaudited)
Net income/(loss) before taxes............................  $ (4,879)  $(66,089)   $ 26,776
Enacted tax rates in India................................      35.7%     35.70%      36.75%
                                                            --------   --------    --------
Computed tax expense/(benefit)............................  $ (1,742)  $(23,594)   $  9,840
Tax effect due to non-taxable export income...............   (37,688)   (19,520)    (16,192)
Difference arising from different tax rate in other tax
  jurisdictions...........................................     1,119        693         694
Difference arising from different tax rate on gain on sale
  of investments..........................................    (5,839)        --          48
Stock compensation (non-deductible).......................     3,854      2,051         461
Goodwill (non-deductible).................................    35,026     34,174          --
Permanent Differences.....................................    (5,859)     1,266       6,891
Changes in valuation allowance, including losses of
  subsidiaries............................................    23,775      7,006       1,111
Effect of tax rate change.................................      (246)     1,420          (9)
Others....................................................     3,888       (213)      1,286
                                                            --------   --------    --------
Income taxes..............................................    16,288      3,283       4,130
Tax for earlier years.....................................       946         --          --
                                                            --------   --------    --------
Income taxes recognized in the statement of
  operations..............................................  $ 17,234   $  3,283    $  4,130
                                                            ========   ========    ========

   The current provisions for income taxes, net of payments, were US$6,770 thousand as of March 31, 2002, US$8,119 thousand and US$9,740 thousand as of September 30, 2001 and 2002 (unaudited) respectively. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) a deduction from payment of Indian corporate taxes to the extent of 90% of the profits derived from export of software from software development facilities designated as "Software Technology Parks" ("STP units") upto 2010; and (ii) a tax deduction of 50% of profits from exporting computer software progressively reduced to Nil by the year 2004-05. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.

                       SATYAM COMPUTER SERVICES LIMITED

   Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

                                                          As of      As of September 30
                                                         March 31  ----------------------
                                                           2002       2001        2002
                                                         --------  ----------- -----------
                                                                (US$ in thousands)
                                                                   (unaudited) (unaudited)
Deferred tax assets:
Operating loss carryforwards............................ $ 35,139   $ 31,147    $ 36,590
Provision for accounts receivable, advances and
  Investments in affiliates.............................   13,430      1,046      13,586
Premises and equipment..................................    2,666         18       2,690
Others..................................................    3,071      3,788       3,178
                                                         --------   --------    --------
Gross deferred tax assets...............................   54,306     35,999      56,044
Less: Valuation allowance...............................  (49,515)   (33,234)    (51,094)
                                                         --------   --------    --------
Total deferred tax assets...............................    4,791      2,765       4,950
Deferred tax liabilities:
Premises and equipment..................................   (3,081)    (2,760)     (3,452)
Provision for accounts receivable and advances..........   (1,165)        --      (1,210)
Investments in associated companies and gain on dilution
  of interest in a subsidiary...........................  (33,358)   (33,976)    (33,135)
Others..................................................     (243)       (80)       (323)
                                                         --------   --------    --------
Total deferred tax liabilities..........................  (37,847)   (36,816)    (38,120)
                                                         --------   --------    --------
Net deferred tax liabilities............................ $(33,056)  $(34,051)   $(33,170)
                                                         ========   ========    ========

   Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$36,552 thousand as of March 31, 2002, US$35,558 thousand and US$37,026 thousand as of September 30, 2001 and 2002 (unaudited) respectively.

   Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a deduction from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes.

   Operating loss carryforwards for tax purposes of Satyam Computer Services and its consolidated subsidiaries amount to approximately US$35,139 thousand as of March 31, 2002, US$31,147 thousand and US$36,590 thousand as of September 30, 2001 and 2002 (unaudited) respectively and are available as an offset against future taxable income of such entities. These carryforwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. A valuation allowance is established attributable to deferred tax assets and loss carryforwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

                       SATYAM COMPUTER SERVICES LIMITED

   Net deferred tax liabilities included in the consolidated balance sheets are as follows:

                                                 As of      As of September 30
                                                March 31  ----------------------
                                                  2002       2001        2002
                                                --------  ----------- -----------
                                                       (US$ in thousands)
                                                          (unaudited) (unaudited)
Current assets--deferred income taxes.......... $  3,151   $  2,765    $  3,295
Non-current assets--other assets*..............    1,640         --       1,655
Current liabilities--accrued expenses and other
  liabilities*.................................   (1,165)        --      (1,210)
Long-term liabilities--Deferred income taxes...  (36,682)   (36,816)    (36,910)
                                                --------   --------    --------
Net deferred tax liabilities................... $(33,056)  $(34,051)   $(33,170)
                                                ========   ========    ========

--------
* --Included in "other assets" and "accrued expenses and other liabilities" respectively.

16.  Earnings Per Share

   Basic earnings per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested or unexercised shares held by the SC-Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 1,924,890, 2,876,670 and 1,146,730 as at March 31, 2002, September 30, 2001 and
2002 (unaudited) respectively. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the "treasury stock" method.

   In addition to the above, the unallocated shares held by SC-Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 1,558,930, 1,580,910 and 1,696,040 as of March 31, 2002, September 30, 2001 and 2002 (unaudited) respectively.

   The components of basic and diluted earnings per share were as follows:

                                                            Six months ended
                                            Year ended        September 30
                                             March 31    -----------------------
                                               2002         2001        2002
                                            ----------   ----------- -----------
                                            (US$ in thousands except share data)
                                                         (unaudited) (unaudited)
 Net income................................  $ 25,892     $(29,030)   $ 29,331
 Average outstanding shares (in thousands)*   305,751      300,932     311,677
 Dilutive effect of:
 Associate Stock Options...................     1,362           --       2,947
 Share and share equivalents (in
   thousands)*.............................   307,113      300,932     314,624
 Earnings per share........................
 Basic and diluted.........................  $   0.08     $  (0.10)   $   0.09

--------
* --on an adjusted basis

                       SATYAM COMPUTER SERVICES LIMITED

17.  Stock-based Compensation Plans

Stock-based compensation plan of Satyam Computer Services

  History of the plan

  ASOP plan

   In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the "ASOP"). Satyam Computer Services subsequently established a controlled associate welfare trust called the Satyam Associate Trust (the "SC-Trust"), to administer the ASOP and issued warrants to purchase 13,000,000 shares of Satyam Computer Services. In turn, the SC-Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for the issuance to the SC-Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate's length of service and performance. Upon vesting, associates have 30 days in which to exercise these warrants.

   In order to ensure all its associates received the benefits of the Satyam Computer Services stock split in December 1999, the SC-Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the split using the proceeds obtained from bank loans amounting to US$13,226 thousand. Prior to August 31, 1999, the exercise price of the remaining SC-Trust warrants was Rupees ("Rs.") 450 per warrant. Subsequent to August 31, 1999, each warrant entitles the holder to purchase ten shares (adjusted for stock splits) of Satyam Computer Services at a price of Rs.450 per warrant plus an interest component, associated with the loan which the SC-Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. This stock bonus had been treated as an equity restructuring and correspondingly no additional compensation cost had been recognized as a result of the conversion of warrants held by the SC-Trust.

  ASOP B plan

   In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the "ASOP B") and reserved warrants for 13,000,000 equity shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20.0% in second year, 30.0% in the third year and 50.0% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. No equity shares have been issued by Satyam Computer Services to the SC-Trust as under the ASOP plan B as was issued under ASOP A.

  ASOP ADS plan

   In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the 'ASOP (ADS)') to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 2,574,665 ADSs (5,149,330 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP(ADS) . These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS). No equity shares underlying the ADS (options) have been issued by Satyam Computer Services to the SC-Trust similar to ASOP B plan.

                       SATYAM COMPUTER SERVICES LIMITED

  Warrant grants

   During the year ended March 31, 2002, the SC-Trust issued immediately vesting warrants for 702,010 (net of 60,000 forfeited) shares and warrants for 80,050 (net of 49,620 forfeited) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 4,438,119 (net of 598,563 warrants forfeited) shares to the associates and warrants for 1,169,425 ADS representing 2,338,850 equity shares to associates under the ASOP ADS plan.

   During the six months ended September 30, 2001 (unaudited), the Trust issued immediately vesting warrants for 101,350 (net of 60,000 forfeited) shares and warrants for 33,670 (net of 130,500 forfeited) shares with longer vesting period to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 600,806 (net of 290,830 warrants forfeited) shares to the associates.

   During the six months ended September 30, 2002 (unaudited), the SC-Trust issued immediately vesting warrants for 1,150 (net of 20,550 forfeited) to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 447,531 (net of 421,922 warrants forfeited) shares to the associates. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 63,000 (net of 64,700 warrants forfeited).

   Changes in number of shares representing stock options outstanding for each of the plans were as follows:

                                                           Six months ended September 30
                                Year ended March 31  -----------------------------------------
                                        2002           2001 (unaudited)     2002 (unaudited)
                                -------------------- -------------------- --------------------
                                            Weighted             Weighted             Weighted
                                            Average              Average              Average
                                 Number of  Exercise  Number of  Exercise  Number of  Exercise
ASOP--Plan                        shares     Price     shares     Price     shares     Price
----------                      ----------  -------- ----------  -------- ----------  --------
Balance at the beginning of the
  year.........................  9,454,140   $1.24    9,454,140   $1.24    1,924,890   $1.28
Granted........................    891,680   $1.29      325,520   $1.35       21,700   $1.38
Exercised...................... (7,686,250)  $1.17   (6,712,490)  $1.18     (641,050)  $1.33
Cancelled......................   (109,620)  $1.40      (39,500)  $1.38      (20,550)  $1.61
Lapsed.........................   (625,060)  $1.28     (151,000)  $1.34     (138,260)  $1.25
                                ----------   -----   ----------   -----   ----------   -----
Balance at the end of the year.  1,924,890   $1.28    2,876,670   $1.30    1,146,730   $1.26
                                ==========   =====   ==========   =====   ==========   =====

                                                           Six months ended September 30
                                Year ended March 31  -----------------------------------------
                                        2002           2001 (unaudited)     2002 (unaudited)
                                -------------------- -------------------- --------------------
                                            Weighted             Weighted             Weighted
                                            Average              Average              Average
                                 Number of  Exercise  Number of  Exercise  Number of  Exercise
ASOP--B Plan                      shares     Price     shares     Price     shares     Price
------------                    ----------  -------- ----------  -------- ----------  --------
Balance at the beginning of the
  year.........................  5,759,209   $7.17    5,759,209   $7.17   10,197,328   $5.60
Granted........................  5,036,682   $4.41      891,636   $4.86      869,453   $5.11
Exercised......................         --      --           --      --       (1,200)  $3.59
Cancelled......................   (598,563)  $7.87     (290,830)  $8.04     (421,922)  $6.95
Lapsed.........................         --      --                                --      --
                                ----------   -----   ----------   -----   ----------   -----
Balance at the end of the year. 10,197,328   $5.60    6,360,015   $6.66   10,643,659   $5.55
                                ==========   =====   ==========   =====   ==========   =====

                       SATYAM COMPUTER SERVICES LIMITED

                                                             Six months ended September 30
                                     Year ended March 31 --------------------------------------
                                            2002          2001 (unaudited)   2002 (unaudited)
                                     ------------------  ------------------ -------------------
                                                Weighted           Weighted            Weighted
                                                Average            Average             Average
                                     Number of  Exercise Number of Exercise Number of  Exercise
ASOP--ADS Plan                        shares     Price    shares    Price    shares     Price
--------------                       ---------  -------- --------- -------- ---------  --------
Balance at the beginning of the year        --      --          --     --   2,338,850   $4.97
Granted............................. 2,338,850   $4.97   2,329,800  $5.00     127,700   $5.26
Exercised...........................        --      --          --     --
Cancelled...........................        --      --          --     --     (64,700)  $4.86
Lapsed..............................        --      --
                                     ---------   -----   ---------  -----   ---------   -----
Balance at the end of the year...... 2,338,850   $4.97   2,329,800  $5.00   2,401,850   $4.97
                                     =========   =====   =========  =====   =========   =====

   Information about number of shares representing stock options outstanding:

                                                                   Outstanding                      Exercisable
                                                      -------------------------------------- --------------------------
                                                       Weighted    Weighted                   Weighted
                                                        Average     Average                    Average     Number of
                                                       Exercise    remaining    Number of     Exercise       shares
                           Range of Exercise             Price    contractual shares arising    Price    arising out of
Period                     Price (per share)          (per share)    Life     out of options (per share)    options
------             ---------------------------------- ----------- ----------- -------------- ----------- --------------
March 31, 2002.... Rs.45.0-Rs.278.8  US$0.93-US$5.76   Rs.239.86  1.63 years    14,461,068    Rs.57.23      762,010
                                                       US$4.96                                US$1.18
September 30, 2001 Rs.45.0-Rs.655.61 US$0.93-US$13.55  Rs.239.18  3.25 years    11,566,485    Rs.58.65      161,350
 (unaudited)                                           US$4.94                                US$1.21
September 30, 2002 Rs.45.0-Rs.282.20 US$0.93-US$5.83   Rs.247.26  1.55 years    14,192,239    Rs.66.56       21,700
 (unaudited)                                           US$5.11                                US$1.38

--------
The US$ numbers in the above tables have been translated using the closing exchange rate as of September 30, 2002 1US$ = Rs48.40

Deferred stock-based compensation

   Satyam Computer Services recognized deferred stock based compensation of US$1,203 thousand for the year ended March 31, 2002, US$183 thousand and US$(119) thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively. Satyam Computer Services amortized and charged to income US$10,479 thousand for the year ended March 31, 2002, US$5,401 thousand and US$910 thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively.

   Pursuant to APB 25, deferred stock compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the fair value of underlying shares of Satyam Computer Services. Deferred stock compensation is amortized on a straight-line basis over the vesting period of the related warrants. The weighted-average grant-date fair value of options granted during the year 2002 was US$4.21 and US$4.16 and US$5.12 during six months ended September 30, 2001 and 2002 (unaudited) respectively.

Stock-based compensation plan of Infoway

   In fiscal 1999, Infoway established the Employee Stock Offer Plan ('ESOP'), which provides for the issuance of 825,000 warrants to eligible employees. The warrants were issued to an employee welfare trust (the 'Trust') at Re 1 each on September 28, 1999. The Trust holds the warrants and transfers them to eligible employees over a period of three years. The warrants, which are to be transferred to eligible employees at Re 1

                       SATYAM COMPUTER SERVICES LIMITED
each, entitles the holder to purchase one equity share at an exercise price determined by the Compensation Committee. The warrants and the equity shares received upon the exercise of warrants are subject to progressive vesting over a three-year period from the date of issue of warrants to employees. Deferred compensation is recorded in the event that the exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of the grant. Deferred compensation is amortized over the vesting period of the warrants. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by Infoway.

   Infoway recognized deferred stock based compensation of US$1,485 thousand for the year ended March 31, 2002, US$9 thousand and US$(229) thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively. Infoway amortized and charged to income US$315 thousand for the year ended March 31, 2002, US$343 thousand and US$342 thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively.

   Stock options outstanding are as follows:

                                                             Six months ended September 30
                                     Year ended March 31 -------------------------------------
                                            2002          2001 (unaudited)   2002 (unaudited)
                                     ------------------  ------------------ ------------------
                                                Weighted           Weighted           Weighted
                                                Average            Average            Average
                                     Number of  Exercise Number of Exercise Number of Exercise
                                      shares     Price    shares    Price    shares    Price
                                     ---------  -------- --------- -------- --------- --------
Balance at the beginning of the year  565,020    $53.68   565,020   $54.72   583,840   $48.41
Granted.............................  276,360      3.56    17,460     4.93        --       --
Exercised...........................       --        --        --       --        --       --
Cancelled........................... (257,540)    51.28   (76,380)      --   (55,680)   30.47
Lapsed..............................       --        --        --                 --       --
                                     --------    ------   -------   ------   -------   ------
Balance at the end of the year......  583,840    $48.84   506,100   $51.34   528,160   $31.39
                                     ========    ======   =======   ======   =======   ======

                       SATYAM COMPUTER SERVICES LIMITED

   Information about stock options outstanding:

                                                                      Outstanding                Exercisable
                                                             ------------------------------ ----------------------
                                                                                    Number
                                                              Weighted   Weighted     of     Weighted
                                                              Average     Average   shares   Average    Number of
                                                              Exercise   remaining  arising  Exercise    shares
                            Range of Exercise Price          Price (per contractual out of  Price (per arising out
Period                            (per share)                  share)      Life     options   share)   of options
------             ----------------------------------------- ---------- ----------- ------- ---------- -----------
March 31, 2002.... Rs.169.0-Rs.376.0     US$3.49-US$7.77     Rs.205.0   2.22 years  322,380 Rs.338.0     31,650
                                                             US$4.24                        US$6.98
                   Rs.724.0-Rs.973.0     US$14.96-US$20.10   Rs.916.0   1.09 years   61,120 Rs.946.0     21,620
                                                             US$18.93                       US$19.55
                   Rs.1,879.0-Rs.3,809.0 US$38.82-US$78.70   Rs.3,303.0 1.16 years  166,820 Rs.3,312.0   32,603
                                                             US$68.24                       US$68.43
                   Rs.5,892.0-Rs.8,603.0 US$121.74-US$177.75 Rs.6,304.0 0.85 years   33,520 Rs.6,304.0   16,760
                                                             US$130.25                      US$130.25
September 30, 2002 Rs.169.0-Rs.376.0     US$3.49-US$7.77     Rs.207     1.78 years  295,860 Rs.336       62,170
 (unaudited)                                                 US$4.28                        US$6.94
                   Rs.724.0-Rs.973.0     US$14.96-US$20.10   Rs.937     1.16 years   53,140 Rs.957       20,090
                                                             US$19.36                       US$19.77
                   Rs.1,879.0-Rs.3,809.0 US$38.82-US$78.70   Rs.3,336   0.72 years  147,920 Rs.3,336     73,960
                                                             US$68.93                       US$68.93
                   Rs.5,892.0-Rs.8,603.0 US$121.74-US$177.75 Rs.6,335   0.33 years   31,240 Rs.6,335     15,620
                                                             US$130.89                      US$130.89

--------
The US$ numbers in the above table have been translated using the closing exchange rate as at September 30, 2002 1 US$ = Rs.48.40

Stock-based compensation plan of VisionCompass Inc.

   In October 1999, VisionCompass Inc. ("VCI") Board of Directors adopted the 1999 Stock Option Plan (the "VCI-Plan"), which provides for the issuance of Incentive Stock Options (ISOs) and nonqualified options to eligible individuals responsible for the management, growth and financial success of VCI. As of March 31, 2000, 25,000,000 shares were reserved for issuance under the VCI-Plan. The option price is determined by the Board of Directors at the time the option is granted, and, in the case of ISO's, in no event is less than the fair market value of the VCI's shares at the date of grant, as determined by the Board. The shares acquired through the exercise of options carries certain restrictions, as specified in the VCI-Plan. Options generally vest over a four-year period and expire ten years from the date of grant.

   During the year ended March 31, 2002, no stock options were granted or exercised and 849,400 options were forfeited. As of March 31, 2002, 17,500 outstanding options are exercisable, and the outstanding options have a weighted-average remaining contractual life of 8.53 years.

   During six months ended September 30, 2001 (unaudited), no stock options were granted or exercised and 207,975 options were forfeited. As of September 30, 2001 (unaudited), 83,000 outstanding options are exercisable, and the outstanding options have a weighted average remaining contractual life of 8.78 years.

   During the six months ended September 30, 2002, no stock options were granted or exercised and no options were forfeited. As of September 30, 2002 (unaudited), 7,500 outstanding options are exercisable, and the outstanding options have a weighted-average remaining contractual life of 8.03 years.

                       SATYAM COMPUTER SERVICES LIMITED

Additional Disclosure

   Had compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro-forma amounts of Satyam's net income/(loss) and earnings/(loss) per share would have been as follows for the year ended March 31, 2002, and for the six months ended September 30, 2001 and 2002 (unaudited) respectively.

                                                    Six months ended
                                    Year ended        September 30
                                     March 31    ---------------------------
                                       2002         2001          2002
                                    ----------   -----------   -----------
                                    (US$ in thousands except per share data)
                                                 (unaudited)   (unaudited)
         Net Income (loss)
            --As reported..........  $25,892      $(29,030)      $29,331
            --Pro forma............     (276)      (41,113)       19,150
         Earnings (loss) Per Share:
         Basic and diluted.........
            --As reported..........  $  0.08      $  (0.10)      $  0.09
            --Pro forma............    (0.01)        (0.13)         0.06

--------
Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

   The fair value of Satyam Computer Services' stock options used to compute pro forma net income/(loss) and earnings/(loss) per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.

   The following assumptions were used:

                                                 Six months ended
                                   Year ended      September 30
                                    March 31  ----------------------
                                      2002       2001        2002
                                   ---------- ----------- -----------
                                              (unaudited) (unaudited)
           Dividend yield.........    0.52%       0.51%       0.52%
           Expected volatility....   75.00%      75.34%      71.31%
           Risk-free interest rate   10.32%       9.83%      10.76%
           Expected term..........    3.47         2.5        3.28

18.  Segmental Reporting

   Satyam has adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" which requires disclosure of financial and descriptive information about Satyam's reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Satyam's reportable operating segments consist of the following three business groups:

    . IT services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service

                       SATYAM COMPUTER SERVICES LIMITED
       provider. Satyam Computer Services' eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

    . Internet Services, providing consumer Internet access services, including dial-up Internet access, e-mail and web page hosting services. Infoway's corporate network and technology services include dial-up and dedicated Internet access, private network services, business-to-business electronic commerce and website development and hosting services. Infoway also operates an on-line portal, Sify.com (formerly satyamonline.com), and related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles.

    . Software Products, product development and creation of propriety software.

                       SATYAM COMPUTER SERVICES LIMITED

   Satyam's operating segment information for the year ended March 31, 2002, and six months ended September 30, 2001 and 2002 (unaudited) were as follows:

Business Segments

                                                        IT     Internet  Software             Consolidated
                                                     Services  Services  Products Elimination    totals
                                                     -------- ---------  -------- ----------- ------------
                                                                      (US$ in thousands)
For the year ended March 31, 2002
Revenue--External customers......................... $377,321 $  36,585  $   585         --     $414,491
Revenue--Inter-segment..............................      618     2,806      284     (3,708)          --
                                                     -------- ---------  -------   --------     --------
Total Revenues...................................... $377,939 $  39,391  $   869   $ (3,708)    $414,491
                                                     ======== =========  =======   ========     ========
Operating income/(loss)............................. $ 68,030 $(128,913) $(2,630)        --     $(63,513)
Equity in earnings/(losses) of associated companies,
  net of taxes......................................    1,364   (26,765)      --         --      (25,401)
Net income/(loss)...................................  109,230   (80,708)  (2,630)        --       25,892
Segment assets......................................  463,934    83,047      754    (32,233)     515,502
Depreciation, amortization and impairment of
  goodwill and other intangible assets..............   29,319   106,614      385         --      136,318
Capital expenditures for long-lived assets..........   30,265       400   (1,001)        --       29,664
                                                     -------- ---------  -------   --------     --------
For six months ended September 30, 2001
  (unaudited)
Revenue--External customers.........................  183,763    18,470      176                 202,409
Revenue--Inter-segment..............................      287     1,774      142     (2,203)          --
                                                     -------- ---------  -------   --------     --------
Total Revenues...................................... $184,050 $  20,244  $   318   $ (2,203)    $202,409
                                                     ======== =========  =======   ========     ========
Operating income/(loss).............................   42,051  (111,647)  (2,384)        --      (71,980)
Equity in earnings/(losses) of associated companies,
  net of taxes......................................    1,249   (25,465)      --         --      (24,216)
Net income/(loss)...................................   44,570   (71,216)  (2,384)        --      (29,030)
Segment assets......................................  422,847   102,045    1,875    (27,653)     499,114
Depreciation, amortization and impairment of
  goodwill and other intangible assets..............   13,411   101,300      298         --      115,009
Capital expenditures for long-lived assets..........    9,408     3,751        3         --       13,162
                                                     -------- ---------  -------   --------     --------
For six months ended September 30, 2002
  (unaudited)
Revenue--External customers.........................  204,660    17,538      376         --      222,574
Revenue--Inter-segment..............................       24       271      142       (437)          --
                                                     -------- ---------  -------   --------     --------
Total Revenues......................................  204,684    17,809      518       (437)     222,574
                                                     ======== =========  =======   ========     ========
Operating income/(loss).............................   43,098   (16,283)      97         --       26,912
Equity in earnings/(losses) of associated companies,
  net of taxes......................................      309    (2,217)      --         --       (1,908)
Net income/(loss)...................................   38,471    (9,237)      97         --       29,331
Segment assets......................................  511,737    66,290      728    (28,443)     550,312
Depreciation, amortization and impairment of
  goodwill and other intangible assets..............   13,097     8,652       53         --       21,802
Capital expenditures for long-lived assets..........    4,268     3,141        1         --        7,410

--------
The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

                       SATYAM COMPUTER SERVICES LIMITED

Geographic Information

   The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

                                         Six months ended   Six months ended
                         Year ended     September 30, 2001 September 30, 2002
                       March 31, 2002      (unaudited)        (unaudited)
                     ------------------ ------------------ ------------------
                     Revenues           Revenues           Revenues
                       from     Long-     from     Long-     from     Long-
                     external   lived   external   lived   external   lived
                     customers  assets  customers  assets  customers  assets
                     --------- -------- --------- -------- --------- --------
                                        (US$ in thousands)
   North America.... $298,458  $  4,280 $144,623  $ 12,220 $159,159  $  4,051
   Europe...........   39,202       657   16,804       172   26,388       676
   India............   32,089   132,428   16,726   128,103   17,397   118,274
   Japan............    9,152       348    4,684       264    4,521       394
   Rest of the World   35,590       491   19,572       374   15,109       475
                     --------  -------- --------  -------- --------  --------
   Total............ $414,491  $138,204 $202,409  $141,133 $222,574  $123,870
                     ========  ======== ========  ======== ========  ========

--------
The long-lived assets in the above table represent premises and equipment and intangible assets of each segment. Transfers between reportable business or geographic segments are made either at cost or at arms-length prices.

19.  Concentration of Credit Risk

   Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. During the year ended March 31, 2002, revenues generated from the top two customers accounted for 18.26% and 6.93% of the total revenues, respectively. During the six months ended September 30, 2001 (unaudited), revenues generated from the top two customers accounted 17.84% and 6.81% of the total revenues, respectively. During the six months ended September 30, 2002 (unaudited), revenues generated from the top two customers accounted for 16.61% and 7.59% of the total revenues, respectively. Total revenue from Satyam's top ten customers accounted for 48.95%, 46.71% and 50.38% of the total revenues during the year ended March 31, 2002 and six months ended September 30, 2001 and 2002 (unaudited) respectively.

                       SATYAM COMPUTER SERVICES LIMITED

20.  Related Party Transactions

   Related party transactions comprise of:

                                                            Six months ended
                                              Year ended      September 30
                                               March 31  -----------------------
                                                 2002       2001        2002
                                              ---------- ----------- -----------
                                                      (US$ in thousands)
                                                         (unaudited) (unaudited)
Infrastructure and other services provided by
  Satyam to
   Satyam GE.................................   $  142      $ 90        $  9
   Satyam Venture............................      928       674         434
   Cricinfo..................................       30        --          --
   Refco-SIFY................................      973        --           9
   Placements.com............................       75        --          --
                                                ------      ----        ----
   Total.....................................   $2,148      $764        $452
                                                ======      ====        ====
Interest received by Satyam from
   Cricinfo..................................   $   47        --        $ 84
                                                ------      ----        ----
   Total.....................................   $   47        --        $ 84
                                                ======      ====        ====

   The balances receivable from and payable to related parties are as follows:

                                              As of     As of September 30
                                             March 31 -----------------------
                                               2002      2001        2002
                                             -------- ----------- -----------
                                                    (US$ in thousands)
                                                      (unaudited) (unaudited)
   Advance towards investment in associated
     companies
      CA Satyam.............................     --        --       $  500
      Refco-SIFY............................  $ 925      $395          933
                                              -----      ----       ------
      Total.................................  $ 925      $395       $1,433
                                              =====      ====       ======
   Amount due from/(to) associated companies
      Satyam GE.............................  $ 189      $256           --
      Satyam Venture........................    267       345          557
      CA Satyam.............................   (287)       --          506
      Cricinfo..............................     31        --          137
      Refco-SIFY............................     27        --            9
      Placements.com........................     53        --            2
                                              -----      ----       ------
      Total.................................  $ 280      $601       $1,211
                                              =====      ====       ======

21.  Contingencies and Commitments

a) Bank guarantees

   The bank guarantees outstanding are US$1,638 thousand as of March 31, 2002, US$1,070 thousand and US$5,695 thousand as of September 30, 2001 and 2002 (unaudited) respectively. Bank guarantees are generally provided to government agencies, primarily to the Telegraph Authorities as security for compliance with and

                       SATYAM COMPUTER SERVICES LIMITED
performance of terms and conditions contained in the Internet Service Provider license granted to Satyam and Videsh Sanchar Nigam Limited, towards the supply and installation of an electronic commerce platform respectively. Satyam also provides guarantees to Excise and Customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

b) Capital commitments

   Capital commitments comprise of:

                                                 As of     As of September 30
                                                March 31 -----------------------
                                                  2002      2001        2002
                                                -------- ----------- -----------
                                                       (US$ in thousands)
                                                         (unaudited) (unaudited)
Contractual commitments for capital
  expenditure..................................  $3,601    $7,397      $2,337
Commitment towards investment in equity capital
  under joint venture..........................   1,000     1,500         500
                                                 ------    ------      ------
Total..........................................  $4,601    $8,897      $2,837
                                                 ======    ======      ======

   Contractual commitments for capital expenditures are relating to acquisition of premises, equipment and new network infrastructure.

c) Operating lease

   Satyam has certain operating leases for office premises and guesthouses. Most of the operating leases provide for increased rent through increases in general price levels. Rental expense for operating leases amounted to US$9,243 thousand for the year ended March 31, 2002, US$5,326 thousand and US$4,465 thousand for six months ended September 30, 2001 and 2002 (unaudited) respectively.

   Future minimum annual lease commitments, including those leases for which renewal options may be exercised as of March 31, 2002 are US$201 thousands in fiscal 2003, US$200 thousands in fiscal 2004, US$189 thousands in fiscal 2005, US$188 thousands in fiscal 2006, US$123 thousands in fiscal 2007 and US$156 thousands thereafter.

22.  Shareholders' Equity and Dividends

a) Issuance of common stock

   In May 2001, Satyam Computer Services listed its American Depository Shares ("ADS") for trading on the New York Stock Exchange ("NYSE" ticker symbol "SAY"). Satyam Computer Services issued 16,675,000 ADS (representing 33,350,000 equity shares of Rs. 2 each fully paid up) at a price of US$9.71 per ADS, including ADS issued on exercise of 15% Greenshoe option by the Underwriters. Each ADS represents two equity shares of Rs 2 each fully paid up.

b) Dividends

   Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of

                       SATYAM COMPUTER SERVICES LIMITED

Directors. Interim dividends are declared by the Board of Directors without the need for shareholders' approval. With respect to equity shares issued by Satyam Computer Services during a particular fiscal year, cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Satyam Computer Services accrues dividends payable and pays them after obtaining shareholders' approval.

   Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the net income available for distribution to equity shareholders was US$92,029 thousand for the years ended March 31, 2002, US$53,350 thousand and US$46,441 thousand for the six months ended September 30, 2001 and 2002 (unaudited) respectively.

   On June 29, 2001, shareholders authorized payment of a cash dividend of US$0.009 per share amounting to US$2,918 thousand to shareholders of record on June 25, 2001. The dividend was paid on July 10, 2001. On October 24, 2001, the Board of Directors of Satyam Computer Services authorized payment of a cash dividend of US$0.01 per share amounting to US$3,514 thousand to shareholders of record on November 9, 2001. The dividend was paid on October 29, 2001.

   On July 1, 2002, shareholders authorized payment of a cash dividend of US$0.014 per share amounting to US$4,473 thousand to shareholders of record on June 24, 2002. The dividend was paid on July 05, 2002.

   On October 23, 2002, the Board of Directors of Satyam Computer Services authorized payment of a cash dividend of US$0.016 per share amounting to US$5,175 thousands to shareholders of record on November 8, 2002.

   Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.

23.  Balance sheet and income statement schedules

a) Cash and Cash Equivalents

   The cash and cash equivalents consist of:

                                      As of     As of September 30
                                     March 31 -----------------------
                                       2002      2001        2002
                                     -------- ----------- -----------
                                            (US$ in thousands)
                                              (unaudited) (unaudited)
           Cash and bank balances... $ 57,400  $101,982    $ 61,158
           Cash equivalents.........  186,054   115,502     216,951
                                     --------  --------    --------
           Cash and cash equivalents $243,454  $217,484    $278,109
                                     ========  ========    ========

                       SATYAM COMPUTER SERVICES LIMITED

   Cash equivalents include deposits of US$448 thousand as of March 31, 2002, US$ Nil and US$504 thousand as of September 30, 2001 and 2002 (unaudited) respectively, placed in "No-charge-no-lien" accounts as security towards performance guarantees issued by Satyam's bankers on Satyam's behalf. Cash equivalents also include a sum of US$2,048 thousand as of March 31, 2002, US$756 thousand and US$2,900 thousand as of September 30, 2001 and 2002 (unaudited) respectively, under lien with Satyam's bankers against guarantees issued by the bank on behalf of Satyam. Satyam cannot utilize these amounts until the guarantees are discharged or revoked.

b) Accounts Receivable

   Accounts receivable consist of:

                                          As of     As of September 30
                                         March 31 ----------------------
                                           2002      2001        2002
                                         -------- ----------- -----------
                                                (US$ in thousands)
                                                  (unaudited) (unaudited)
      Customers (trade)................. $97,564    $94,506    $110,001
      Related parties...................     140        148         374
      Less: allowance for doubtful debts  (9,495)    (5,603)    (10,957)
                                         -------    -------    --------
      Accounts receivable............... $88,209    $89,051    $ 99,418
                                         =======    =======    ========

   The allowance for doubtful debts is established at amounts considered to be appropriate based primarily upon Satyam's past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

c) Inventory

   Inventory consists of:

                                      As of     As of September 30
                                     March 31 -----------------------
                                       2002      2001        2002
                                     -------- ----------- -----------
                                            (US$ in thousands)
                                              (unaudited) (unaudited)
           CD-ROMs..................   $ 82     $  180       $ 67
           Communication hardware...    459      1,700        245
           Application software.....     96         89         79
           Others...................     96         76         20
           Less: Valuation Allowance     (8)        (8)        --
                                       ----     ------       ----
           Inventory................   $725     $2,037       $411
                                       ====     ======       ====

                       SATYAM COMPUTER SERVICES LIMITED

d) Prepaid Expenses and Other Receivables

   Prepaid expenses and other receivables consist of:

                                            As of     As of September 30
                                           March 31 -----------------------
                                             2002      2001        2002
                                           -------- ----------- -----------
                                                  (US$ in thousands)
                                                    (unaudited) (unaudited)
    Prepaid expenses...................... $ 4,208    $ 5,686     $ 4,975
    Advance for expenses..................   5,589      6,090      10,421
    Loans and advance to employees........   2,238      3,011       2,376
    Other advances and receivables........   1,404      5,445       3,927
    Less: Allowance for doubtful deposits.      --       (330)         --
                                           -------    -------     -------
    Prepaid expenses and other receivables $13,439    $19,902     $21,699
                                           =======    =======     =======

   Prepaid expenses principally include the un-expired portion of annual rentals paid to the Department of Telecommunications, Ministry of Communications, and the Government of India for use of leased telecommunication lines, Satellite link charges, and insurance premiums.

e) Other Assets

   Other assets consist of:

                                                As of     As of September 30
                                               March 31 ----------------------
                                                 2002      2001        2002
                                               -------- ----------- -----------
                                                      (US$ in thousands)
                                                        (unaudited) (unaudited)
 Rent and maintenance deposits................ $ 3,899    $ 3,705     $ 4,128
 Telephone and other deposits.................   1,335      1,323       2,269
 Loans and advances to employees due after one
   year.......................................     673      1,530       1,382
 Deferred taxes on income.....................   1,640         --       1,655
 Others.......................................   4,151      5,221       2,062
 Less: Allowance for doubtful deposits........  (1,396)      (649)     (1,408)
                                               -------    -------     -------
 Other Assets................................. $10,302    $11,130     $10,088
                                               =======    =======     =======

   Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$158 thousand as of March 31, 2002, US$134 thousand and US$143 thousand as of September 30, 2001 and 2002 (unaudited) respectively. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

                       SATYAM COMPUTER SERVICES LIMITED

f) Accrued Expenses and Other Current Liabilities

   Accrued expenses and other current liabilities consist of:

                                          As of     As of September 30
                                         March 31 -----------------------
                                           2002      2001        2002
                                         -------- ----------- -----------
                                                (US$ in thousands)
                                                  (unaudited) (unaudited)
      Accrued expenses.................. $24,148    $23,223     $28,843
      Unclaimed dividend................     424        439         557
      Provision for taxation............   6,770      8,119       9,740
      Provision for gratuity............   1,502      1,171       1,972
      Deferred taxes on income..........   1,165         --       1,210
      Others............................   5,731      3,850       7,209
                                         -------    -------     -------
      Accrued expenses and other current
        liabilities..................... $39,740    $36,802     $49,531
                                         =======    =======     =======

g) Other Income/(expense), net

   Other income/(expense), net consists of:

                                                           Six months ended
                                             Year ended      September 30
                                              March 31  ----------------------
                                                2002       2001        2002
                                             ---------- ----------- -----------
                                                     (US$ in thousands)
                                                        (unaudited) (unaudited)
Gain/(loss) on foreign exchange transactions  $10,813     $5,154      $(2,127)
Gain on Sale of Shares in Satyam GE.........       --         --          894
Profit/(loss) on sale of equipment..........       59        (95)           2
Others, net.................................    1,218        774         (148)
                                              -------     ------      -------
Other income/(expense), net.................  $12,090     $5,833      $(1,379)
                                              =======     ======      =======

24.  Executive employment arrangements

   Infoway has entered into Executive Employment Agreements ('the agreements') with a few executive employees which provide for certain payment in connection with termination of employment after a change of control or for other reasons (which are defined in the agreements). The agreements were entered on February 20, 2002 and expire after three years. The aggregate terminal benefits payable to the employees under such agreement amounts to US$333 thousand.

   Further, the senior executives had been provided loans totaling to US$819 thousand in fiscal 2001 repayable with interest on December 31, 2002. In consideration of the executives agreeing to continue in the employment of Infoway, Infoway agreed to pay the executives additional compensation sufficient to repay the loan and interest. The additional compensation is reduced by the value, as on the date of such additional compensation, of specified market liquid stock options granted to the executives before December 31, 2000 and vested until that date. Such additional cash compensation together with interest is being accrued pro-rata and is amortized over the remaining service period of approximately 10 months. In addition due to the modification in the terms of the stock options these options are accounted in accordance with EITF 00-23 as a variable plan. No compensation charge with respect to the variable plan is recognized as the options are under water.

                       SATYAM COMPUTER SERVICES LIMITED

25.  Legal proceedings

   Infoway and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Infoway's initial public offering of American Depositary Shares ("ADS") as defendants. This class action is brought on behalf of a purported class of purchasers of Infoway's ADS from the time of Infoway's IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in Infoway's IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Infoway's ADS in the IPO and the aftermarket. The complaint also alleges that Infoway violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. That motion is now pending before the Court. Although Infoway does not know when the Court will decide the motion, and do not know what that decision will be, Infoway believes that it has meritorious defenses and intends to defend this action vigorously. However, Infoway could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, Infoway's business could be harmed.

   Infoway's subsidiary IndiaWorld Communications is involved in pending litigation relating to the IndiaWorld trademark in Federal Court in San Diego, California with a third party located in the United States. IndiaWorld Communications commenced the lawsuit alleging, among other things, that the third party fraudulently registered and used the IndiaWorld trademark, and committed copyright infringement and misappropriation of content of IndiaWorld Communications' website. The third party filed a counterclaim against Infoway and IndiaWorld Communications alleging, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term "IndiaWorld" and associated logos and trade dress purportedly owned by this third party, and that the third party has an ownership interest in the underlying assets of IndiaWorld Communications. Infoway has tendered the defense and resolution of the matter to the prior owners of IndiaWorld Communications pursuant to a contractual indemnity clause in the purchase agreement. There is pending a settlement of this matter that, if completed, will resolve the matter without any liability to Infoway or IndiaWorld Communications. Infoway and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. Infoway believes that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not Infoway's indemnity will be effective in protecting it, and also could divert management time and attention away from Infoway's business. An adverse outcome that is not indemnified could be material.

   The charges for international gateways and other services presently being provided by VSNL were the subject of a dispute pending before the Telecom Regulatory Authority of India ("TRAI") and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Infoway, represented by the Internet Service Providers Association of India ("ISPAI"). VSNL has priced these services at levels which Infoway believes are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. Infoway does not expect the outcome of these proceedings to have a material adverse effect on its financial condition or results of operation.

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

                       SATYAM COMPUTER SERVICES LIMITED

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Infoway is party to additional legal actions arising in the ordinary course of business. Based on information available as of September 30, 2002, Infoway believes that it has adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Infoway.

26.  Subsequent Events

   Effective October 7, 2002, Infoway entered into definitive agreements with two investors in connection with a $20 million equity investment in Infoway. Under the agreements, (1) an affiliate of SOFTBANK Asia Infrastructure Fund ("SAIF") will purchase approximately 7.56 million newly issued ADS for $13.0 million, or $1.72 per ADS, (2) VentureTech Solutions Private Ltd. ("VentureTech") will purchase approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million, or $1.72 per equity share, and (3) VentureTech will be obligated to purchase an additional approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million, or $1.72 per equity share, prior to May 1, 2003. The transactions are expected to be completed by December 2002, subject to receipt of approval from Infoway's shareholders, Government of India approvals and the satisfaction of other closing conditions. Upon completion of these transactions, Infoway's number of outstanding equity shares will increase from
23.2 million to 34.8 million and the interest of Satyam Computer Services in Infoway will be reduced to approximately 35%. In connection with the completion of the financing, the parties anticipate entering into a shareholders agreement providing for, among other things, a Board of Directors comprised of nine directors to be nominated as follows: SAIF--two nominees; VentureTech--two nominees; Satyam Computer Services--two nominees; South Asia Regional Fund--one nominee; one independent nominee; and one nominee who shall be the Managing Director of Infoway. The shareholders agreement will also grant the investors consent rights with respect to specified corporate transactions. The securities proposed to be issued to SAIF and VentureTech have not been registered under the Securities Act of 1933, as amended, are being sold to non-U.S. persons in a private placement and may not be re-offered or re-sold except pursuant to a registration statement or an exemption from such registration requirements.

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